Exhibit 99.2

NOTICE TO READER: The following audited consolidated financial statements for Bitfarms Ltd. have been restated. The statement of cash flows has been restated to reclassify the cash proceeds from the sale of digital assets, which is accounted for as an intangible asset under IAS 38, Intangible Assets, from cash flows from operations to cash flows from investing activities. The Company has determined that this error was material to the previously issued consolidated financial statements and as such, has restated its audited consolidated financial statements, as applicable. In addition, the Company is correcting an error in the fair value recorded for the 2023 exercises of warrants issued in connection with the private placement financing in 2023. The correction resulted in an increase in the share capital and net financial expenses in the restated consolidated financial statements. Further details are presented in Note 3e Restatements.

CONSOLIDATED FINANCIAL STATEMENTS (Restated)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in thousands of U.S. dollars - audited)

BITFARMS LTD.

3	Page

BITFARMS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bitfarms Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Bitfarms Ltd. and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of profit or loss and comprehensive profit or loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of Previously Issued Financial Statements

As discussed in Note 3(e) to the consolidated financial statements, the Company has restated its 2023 and 2022 financial statements to correct errors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

December 9, 2024

We have served as the Company’s auditor since 2020.

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, ca_toronto_18_york_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

4	Page

BITFARMS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars - audited - Restated)

		As of December 31,	As of December 31,
	Notes	2023 (restated - Note 3e)	2022
Assets
Current
Cash	6	84,038	30,887
Trade receivables	7	714	701
Other assets	8	2,199	4,512
Short-term prepaid deposits	12	6,393	12,921
Taxes receivable		—	12,142
Digital assets	9	31,870	4,635
Digital assets - pledged as collateral	9, 17	2,101	2,070
Derivative assets	10	1,281	—
Assets held for sale	11	1,388	1,220
		129,984	69,088
Non-current
Property, plant and equipment	13, 29	186,012	219,428
Right-of-use assets	18	14,315	16,364
Long-term deposits, equipment prepayments and other	15	44,714	38,185
Intangible assets	14	3,700	33
Goodwill	12	—	—
Deferred tax asset	19	—	—
Total assets		378,725	343,098
Liabilities
Current
Trade payables and accrued liabilities	16	20,739	20,541
Current portion of long-term debt	17	4,022	43,054
Current portion of lease liabilities	18	2,857	3,649
Credit facility		—	—
Taxes payable		1,110	—
Warrant liabilities	10, 21	40,426	169
		69,154	67,413
Non-current
Long-term debt	17	—	4,093
Lease liabilities	18	12,993	14,215
Asset retirement provision	20	1,816	1,979
Deferred tax liability	19	—	—
Total liabilities		83,963	87,700
Shareholders’ equity
Share capital		535,009	404,934
Contributed surplus		56,622	47,653
Revaluation surplus		2,941	—
Accumulated deficit		(299,810)	(197,189)
Total equity		294,762	255,398
Total liabilities and equity		378,725	343,098

Should be read in conjunction with the notes to the consolidated financial statements

December 8, 2024	/s/ Brian Howlett	/s/ Ben Gagnon	/s/ Jeffrey Lucas
Date of approval of the financial statements	Chairman of the Board of Directors	Chief Executive Officer & Director	Chief Financial Officer

5	Page

BITFARMS LTD.
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS
(Expressed in thousands of U.S. dollars, except per share amounts - audited - Restated)

		Year ended December 31,
	Notes	2023 (restated - Note 3e)	2022

Revenues	9, 29	146,366	142,428
Cost of revenues	28	(167,868)	(131,910)
Gross (loss) profit		(21,502)	10,518

Operating expenses
General and administrative expenses	28	(39,292)	(51,506)
Realized loss on disposition of digital assets	9	—	(150,810)
Reversal of revaluation loss on digital assets	9	2,695	2,166
Loss on disposition of property, plant and equipment		(1,778)	(1,277)
Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	12	(12,252)	(75,213)
Impairment on goodwill	12	—	(17,900)
Operating loss		(72,129)	(284,022)

Net financial (expenses) income	28	(37,194)	90,966
Net loss before income taxes		(109,323)	(193,056)

Income tax recovery	19	401	17,412
Net loss		(108,922)	(175,644)

Other comprehensive income (loss)
Item that will not be reclassified to profit or loss:
Change in revaluation surplus - digital assets, net of tax	9	9,242	—
Total comprehensive loss, net of tax		(99,680)	(175,644)

Loss per share	26
Basic and diluted		(0.42)	(0.85)
Weighted average number of common shares outstanding	26
Basic and diluted		262,237,117	207,776,081

Should be read in conjunction with the notes to the consolidated financial statements

6	Page

BITFARMS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars, except number of shares - audited - Restated)

	Notes	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Revaluation surplus	Total equity
Balance as of January 1, 2023		224,200,170	404,934	47,653	(197,189)	—	255,398
Net loss (restated - Note 3e)		—	—	—	(108,922)	—	(108,922)
Change in revaluation surplus - digital assets, net of tax		—	—	—	—	9,242	9,242
Total comprehensive loss, net of tax		—	—	—	(108,922)	9,242	(99,680)

Transfer of revaluation surplus on disposal of digital assets to accumulated deficit, net of tax		—	—	—	6,301	(6,301)	—
Share-based payment	27	—	—	10,915	—	—	10,915
Issuance of common shares and warrants	21	97,386,182	93,901	—	—	—	93,901
Settlement of restricted share units	27	250,002	692	(692)	—	—	—
Exercise of stock options and warrants (restated - Note 3e)	21, 27	12,316,976	35,482	(1,254)	—	—	34,228
Balance as of December 31, 2023 (restated - Note 3e)		334,153,330	535,009	56,622	(299,810)	2,941	294,762

Balance as of January 1, 2022		194,805,893	354,707	25,845	(21,545)	—	359,007
Net loss		—	—	—	(175,644)	—	(175,644)
Share-based payment	27	—	—	21,788	—	—	21,788
Issuance of common shares and warrants	21	29,324,277	54,086	35	—	—	54,121
Deferred tax expense related to equity issuance costs	19	—	(3,895)	—	—	—	(3,895)
Exercise of stock options	21, 27	70,000	36	(15)	—	—	21
Balance as of December 31, 2022		224,200,170	404,934	47,653	(197,189)	—	255,398

Should be read in conjunction with the notes to the consolidated financial statements

7	Page

BITFARMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars - audited - Restated)

		Year ended December 31,
	Notes	2023 (restated - Note 3e)	2022 (restated - Note 3e)

Cash flows used in operating activities
Net loss		(108,922)	(175,644)
Adjustments for:
Depreciation and amortization	28	84,785	72,420
Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	12	12,252	75,213
Impairment on goodwill	12	—	17,900
Net financial expenses (income)	28	37,194	(90,966)
Digital assets earned	9	(141,306)	(138,985)
Realized loss on disposition of digital assets	9	—	150,810
Reversal of revaluation loss on digital assets	9	(2,695)	(2,166)
Share-based payment	27	10,915	21,788
Income tax recovery	19	(401)	(17,412)
Loss on disposition of property, plant and equipment		1,778	1,277
Interest and financial expenses paid		(12,136)	(17,724)
Income taxes refunded (paid)		11,590	(14,957)
Changes in non-cash working capital components	30	1,235	(3,978)
Net change in cash related to operating activities		(105,711)	(122,424)

Cash flows from investing activities
Proceeds from sale of digital assets	9	129,309	158,674
Purchase of property, plant and equipment		(48,436)	(153,138)
Proceeds from sale of property, plant and equipment		3,111	10,500
Purchase of marketable securities	28	(36,262)	(150,730)
Proceeds from disposition of marketable securities	28	48,507	202,379
Acquisitions of assets	5	(2,394)	—
Purchase of digital assets	9	—	(43,237)
Proceeds from sale of digital assets purchased	9	—	21,055
Equipment and construction prepayments		(22,869)	(41,840)
Net change in cash related to investing activities		70,966	3,663

Cash flows from financing activities
Issuance of common shares and warrants	21	109,074	54,086
Repayment of long-term debt	17	(30,545)	(31,221)
Proceeds from long-term debt	17	—	67,201
Repayment of lease liabilities	18	(3,634)	(6,077)
Exercise of stock options and warrants	21, 27	12,983	21
Proceeds from credit facility		—	40,000
Repayment of credit facility		—	(100,000)
Net change in cash related to financing activities		87,878	24,010

Net increase (decrease) in cash		53,133	(94,751)
Cash, beginning of the year		30,887	125,595
Exchange rate differences on currency translation		18	43
Cash, end of the year		84,038	30,887

Should be read in conjunction with the notes to the consolidated financial statements

8	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 1:	NATURE OF OPERATIONS

Bitfarms Ltd. was incorporated under the Canada Business Corporations Act on October 11, 2018 and continued under the Business Corporations Act (Ontario) on August 27, 2021. The consolidated financial statements of the corporation comprise the accounts of Bitfarms Ltd. and its wholly-owned subsidiaries (together referred to as the “Company” or “Bitfarms”). The common shares of the Company are listed on the Nasdaq Stock Market and the Toronto Stock Exchange (NASDAQ/TSX: BITF). Its registered office is located on 110 Yonge Street, Suite 1601, Toronto, Ontario, Canada, M5C 1T4.

The activities of the Company mainly consist of selling its computational power used for hashing calculations for the purpose of cryptocurrency mining in multiple jurisdictions as described in Note 29 “Geographical Information”. The Company’s operations are currently located in Canada, the United States, Argentina and Paraguay. Volta, a wholly-owned subsidiary of the Company, assists the Company in building and maintaining its server farms and provides electrician services to both commercial and residential customers in Quebec.

Bitfarms owns and operates server farms comprised of computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours a day, which produce computational power used for hashing calculations (measured by hashrate) that Bitfarms sells to a Mining Pool under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining Pools compensate Mining companies for their computational power used for hashing calculations, measured through hashrate, based on what the Mining Pool would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining Pool to Bitfarms for its computational power used for hashing calculations may be in cryptocurrency, U.S. dollars, or another currency. However, the fees are generally paid to the Company in BTC on a daily basis. Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms.

Terms and definitions

In these financial statements, the terms below have the following definitions:

	Term	Definition
1	Backbone	Backbone Hosting Solutions Inc.
2	Volta	9159-9290 Quebec Inc.
3	Backbone Argentina	Backbone Hosting Solutions SAU
4	Backbone Paraguay	Backbone Hosting Solutions Paraguay SA
5	Backbone Mining	Backbone Mining Solutions LLC
6	Orion	Orion Constellation Technologies Inc.
7	BTC	Bitcoin
8	BVVE	Blockchain Verification and Validation Equipment (primarily Miners)
9	CAD	Canadian Dollars
10	USD	U.S. Dollars
11	ARS	Argentine Pesos

9	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 2:	LIQUIDITY

Bitfarms is primarily engaged in the cryptocurrency Mining industry, a highly volatile industry subject to significant inherent risk. Declines in the market prices of cryptocurrencies, an increase in the difficulty of BTC mining, delays in the delivery of Mining equipment, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations and cash flows and its ability to maintain sufficient liquidity to meet its financial obligations. Adverse changes to the factors mentioned above have impacted the recoverability of the Company’s digital assets and property, plant and equipment, resulting in impairment losses being recorded.

The Company’s current operating budget and future estimated cash flows indicate that the Company will generate positive cash flow in excess of the Company’s cash commitments within the twelve-month period. These analyses are based on BTC market factors including price, difficulty and network hashrate, for the twelve-month period following the date these consolidated financial statements were authorized for issuance.

A BTC Halving is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of BTC rewards issued reaches 21 million, which is expected to occur around 2140. The next BTC Halving is expected to occur in April 2024, at which time BTC block rewards will decrease from 6.25 BTC per block to 3.125 BTC per block. Once 21 million BTC are generated on or about the year 2140, the network will stop producing more BTC, and the industry will then need to rely on transaction fees and/or other sources of revenue. While BTC prices have had a history of significant fluctuations around BTC Halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in Mining rewards and the compensation from Mining Pools.

At current BTC prices, the Company’s existing cash resources and the proceeds from any sale of its BTC treasury and BTC earned may not be sufficient to fund capital investments to support its growth objectives. If the proceeds from the sale of BTC are not sufficient, the Company would be required to raise additional funds from external sources to meet these requirements. There is no assurance that the Company will be able to raise such additional funds on acceptable terms, if at all.

If the Company raises additional funds by issuing securities, existing shareholders may be diluted. If the Company is unable to obtain financing from external sources or issuing securities, or if funds from operations and proceeds from any sale of the Company’s BTC holdings are negatively impacted by the BTC price, the Company may have difficulty meeting its payment obligations.

10	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION

The following accounting policies have been applied consistently in the consolidated financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of the financial statements

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). These consolidated financial statements were approved and authorized for issue by the Board of Directors on December 8, 2024.

The consolidated financial statements have been prepared on a cost basis, except for derivative financial instruments and digital assets that are measured at fair value. The consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand, except where otherwise indicated.

b.	Material accounting policy information

Presentation of profit and loss

The Company has elected to present the profit or loss items using the function of expense method.

The operating cycle

The operating cycle of the Company is to exchange computational power used for hashing calculations for digital assets and then routinely deposit them into custody, or convert them to fiat currency as needed. The Company’s activities have a one-year operating cycle. Accordingly, the assets and liabilities are classified in the statement of financial position as current assets and liabilities based on the Company’s operating cycle.

Consolidated financial statements

These financial statements consolidate the Company’s subsidiaries from the date of acquisition until the date that control is lost. The subsidiaries are controlled by the Company, where control is achieved when the Company is exposed to or has the right to variable returns from its involvement with the investee and has the current ability to direct the activities of the investee that significantly affect the investee’s returns.

The financial statements of the Company and its subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all subsidiaries of the Company. Significant intercompany balances and transactions and gains or losses resulting from intercompany transactions are eliminated in full in the consolidated financial statements.

11	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Goodwill

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the fair value of the net identifiable assets acquired and liabilities assumed).

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units (“CGUs”) or group of CGUs that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

A CGU or group of CGUs to which goodwill has been allocated are tested for impairment annually or more frequently when there is an indication that the CGU or group of CGUs may be impaired. If the recoverable amount of the CGU or group of CGUs is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU or group of CGUs and then to the other assets of the CGU or group of CGUs on a pro-rata basis of the carrying amount of each asset in the CGU or group of CGUs. An impairment loss recognized for goodwill is not reversed in a subsequent period. The Company has designated December 31 as the date for its annual impairment test.

Foreign currency translation
i.	Functional currency and presentation currency

The financial statements are presented in U.S. Dollars, which is the functional currency of the parent company, as well as the functional currency of Backbone, Backbone Argentina, Backbone Paraguay, Backbone Mining and Orion. The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions.

The Company determines the functional currency of each subsidiary. Volta, a Canadian subsidiary, has a Canadian functional currency, and, as such, assets and liabilities are translated using the exchange rate in effect at each reporting date. Revenues and expenses are translated using the average exchange rates in effect for all periods presented. The resulting translation differences are included in other comprehensive income. The translation differences on foreign currency translation of Volta were immaterial for the years ended December 31, 2023 and December 31, 2022.

ii.	Transactions, assets and liabilities in foreign currency

Transactions in foreign currency are initially recorded at the exchange rate in effect on the transaction date. Monetary assets and liabilities in foreign currency are subsequently translated into the functional currency at the exchange rate in effect at each reporting date. Exchange rate differences, other than those capitalized to qualifying assets or carried to equity in hedging transactions, are included in profit or loss. Non-monetary assets and liabilities in foreign currency stated at cost are translated at the exchange rate in effect at the transaction date. Non-monetary assets and liabilities in foreign currency carried at fair value are translated at the exchange rate at the date on which the fair value was determined.

12	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Revenue recognition

Revenue from contracts with customers is recognized when control over the goods or services is transferred to the customer. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes). The following are the specific revenue recognition criteria which must be met before revenue is recognized:

i.	Revenues from sale of computational power used for hashing calculations

The Company has entered into arrangements with a Mining pool operator, which is the Company’s customer, and has undertaken the single performance obligation of providing a service to perform hash calculations for the Mining pool operator, which is an output of the Company’s ordinary business activities, in exchange for non-cash consideration in the form of Bitcoin, which is variable consideration. The Bitcoin are calculated based on a formula which, in turn, is based on the hashrate contributed by the Company’s provided computing power used for hashing calculations allocated to the Mining pool, assessed over a 24-hour period, and distributed daily based on the FPPS methodology. The Company assesses the estimated amount of the variable non-cash consideration to which it expects to be entitled for providing computational power used for hashing calculations at contract inception and subsequently measures if it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The uncertainties regarding the daily variable consideration to which the Company is entitled for providing its computational power used for hashing calculations are no longer constrained at 23:59:59 UTC regardless of the timing of the BTC received. The amount earned is calculated based on the Company’s computing power used for hashing calculations provided to the Mining pool and the estimated (i) block subsidies and (ii) daily average transaction fees which the Mining Pool expects to earn, less (iii) a Mining pool discount.

(i) Block subsidies refers to the block reward that are expected to be generated on the BTC network as a whole. The fee earned by the Company is first calculated by dividing (a) the total amount of hashrate the Company provides to the Mining pool operator, by (b) the total BTC network’s implied hashrate (as determined by the BTC network difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the BTC network as a whole.

(ii) Transaction fees refers to the total fees paid by users of the network to execute transactions. The fee paid out by the Mining pool operator to the Company is further calculated by dividing (a) the total amount of transaction fees that are actually generated on the BTC network as a whole less the 3 largest and 3 smallest transactions per block, by (b) the total amount of block subsidies that are actually generated on the BTC network as a whole, multiplied by (c) the Company’s fee earned as calculated in (i) above. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

(iii) Mining pool discount refers to the discount applied to the total FPPS payout otherwise attributed to computing power service providers for their sale of computing power used for hashing calculations as defined in the rate schedule of the agreement with the Mining pool operator.

13	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Revenue recognition (Continued)

i.	Revenues from sale of computational power used for hashing calculations (Continued)

The Company is entitled to the fee from the Mining Pool as calculated above regardless of the actual performance of the Mining Pool operator. Therefore, even if the Mining Pool does not successfully add any block to the blockchain in a given contract period, the fee remains payable by the Mining Pool to the Company. Accordingly, the Company is not sharing in the earnings of the Mining pool operator. The Company’s enforceable right to compensation begins when, and continues as long as, the Company provides its services to the Mining pool operator, and the Company decides when to provide these services under the contracts.

The Company’s agreements with the Mining pool operator provide the Mining pool operator and the Company with the enforceable right to terminate the contract at any time without substantively compensating the other party for the termination. Upon termination, the Mining pool operator is required to pay the Company the amount due related to previously satisfied performance obligations. As a result, the Company has determined that the duration of the contract is less than 24 hours and the contract is continuously renewed throughout the day. The Company has also determined that the Mining pool operator’s renewal right is not a material right as the terms, conditions, and compensation amounts are at then-current market rates.

The Bitcoin earned is received in full and can be paid in fractions of cryptocurrency. Revenues from providing Bitcoin a service to perform hash calculations for the Mining pool operator are recognized upon delivery of the service, i.e., when the Mining pool operator obtains control of the hash calculations, over a 24-hour period. The Company updates the estimated transaction price of the non-cash consideration received at its fair market value. Management estimates fair value daily based on the quantity of Bitcoin received multiplied by the price quoted from Coinbase Inc. (“Coinbase”) on the day it was received. Management considers the prices quoted on Coinbase to be a level 1 input under IFRS 13, Fair Value Measurement.

ii.	Revenue from electrical services

The Company, through Volta, sells electrical components and provides electrician installation of those components as well as repair and maintenance services. Revenues are recognized according to the stage of completion of the transaction as of the balance sheet date. The stage of completion is estimated based on the costs incurred for the transaction compared to the estimated cost of completion for the project. Under this method, revenues are recognized in the reporting period in which the services are provided. In the event that the outcome of the contract cannot be measured reliably, the revenues are recognized to the extent of the recoverable expenses incurred.

14	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Digital assets

Cryptocurrency on hand at the end of a reporting period, if any, is classified as digital assets, and is accounted for under IAS 38, Intangible Assets, as an intangible asset with an indefinite useful life initially measured at cost, deemed to be the fair value upon receipt as described above, and subsequently measured under the revaluation model. Under the revaluation model, increases in the cryptocurrency’s carrying amount, determined as the excess of fair value on revaluation over the weighted average cost, are recognized in other comprehensive income, except to the extent that they reverse a revaluation decrease previously recognized in profit or loss. Decreases are recognized in profit or loss, except to the extent that they reverse a revaluation increase previously recognized in other comprehensive income. Once the cryptocurrency is sold, the revaluation increase related to it is transferred from revaluation surplus to retained earnings. The Company revalues its cryptocurrency on hand on a monthly basis and following any significant fair value fluctuations. The fair value of cryptocurrency on hand at the end of the reporting period is calculated as the quantity of cryptocurrency on hand multiplied by the price quoted on Coinbase as of the reporting date.

The Company reports cryptocurrency on hand at the end of the reporting period as digital assets, which are classified as current assets as Management has determined that the cryptocurrency on hand at the end of the reporting period has markets with sufficient liquidity to allow conversion within the Company’s normal operating cycle and the Company expects to realize the digital asset within twelve months after the reporting period. The Company presents cryptocurrency pledged as collateral separate from unencumbered cryptocurrency.

Income tax

The income tax expense for the year comprises current and deferred taxes. These taxes are recognized in profit or loss except to the extent they relate to items which are recognized in other comprehensive income or loss or directly in shareholders’ equity.

i.	Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with tax liabilities in respect of previous years.

ii.	Deferred taxes

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized, or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

Taxes that would apply in the event of the disposal of investments in investees have not been taken into account in computing deferred taxes as long as the disposal of the investments in investees is not probable in the foreseeable future.

15	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. The determination is based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company as a lessee applies a single recognition and measurement approach for all leases except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets (“ROU assets”) representing the right to use the underlying assets.

i.	ROU assets

The Company recognizes ROU assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). ROU assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. ROU assets are depreciated over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Asset Class	Depreciation Method	Depreciation period
Leased premises	Straight-line	4-10 years
Vehicles and other	Straight-line	3-5 years
BVVE and Electrical components	Sum of years	5 years

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, the asset is depreciated over the estimated useful life of the asset and is classified with property plant and equipment. Refer to the accounting policies of property, plant and equipment in this note. The ROU assets are also subject to impairment. Refer to the accounting policies of Impairment of non-financial assets in this note.

16	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Leases (Continued)

ii.	Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

iii.	Short-term leases and leases of low value assets

The Company applies the short-term lease recognition exemption to its short-term leases of machinery, equipment and farming facilities (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). The Company also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term.

Assets held for sale

Non-currents assets or a disposal group are classified as held for sale if their carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Company must be committed to their sale, there must be a program to locate a buyer, and it is highly probable that a sale will be completed within one year from the date of classification. From the date of such initial classification, the assets are no longer depreciated and are presented separately as current assets at the lower of their carrying amount and fair value less costs to sell. The gain or loss on disposition of assets held for sale will be presented separately in other comprehensive income (loss) only when it qualifies as part of discontinued operations.

When an entity no longer plans to sell an asset in a sale transaction, it ceases the classification of the asset as held for sale and measures it at the lower of its carrying amount had it not been classified as held for sale or the recoverable amount of the asset on the date of the decision not to sell the asset.

17	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Property, plant and equipment

Property, plant and equipment are carried at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants, and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with plant and equipment. The cost of an item of property, plant and equipment includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which the item is located.

Property, plant and equipment are depreciated as follows:

Asset Class	Depreciation Method	Depreciation period
BVVE	Sum of years	5 years
Mineral assets *	N/A	N/A
Electrical equipment	Sum of years	5 years
Leasehold improvements	Straight-line	Shorter of the lease term and the expected life of the improvement
Buildings	Declining balance	4%
Vehicles	Declining balance	30%

*	From the acquisition of mineral assets in 2018 until their disposal during the year ended December 31, 2023, there has been no production.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

The sum of years depreciation method is calculated as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5
Rate	5/15	4/15	3/15	2/15	1/15
Percentage	33.33%	26.67%	20.00%	13.33%	6.67%

Intangible assets

Intangible assets consist of acquired software, access rights to electricity, and a below market lease acquired in a business combination used in the Company’s cryptocurrency Mining operations. Intangible assets acquired separately are initially measured at cost plus direct acquisition costs. Intangible assets acquired in business combinations are measured at their fair value as of the acquisition date.

Intangible assets, other than access rights to electricity and favorable lease, with a finite useful life are amortized over their useful lives using the sum of years method. Access rights to electricity and favorable leases are amortized using the straight-line method over the lease term of the facility or the access rights period. Intangible assets are reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

18	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Intangible assets (Continued)

Intangible assets are amortized as follows:

Asset Class	Amortization Method	Amortization period
Systems software	Sum of years	5 years
Access rights to electricity	Straight-line	Lease term of the facility or the access rights period
Favorable lease	Straight-line	Lease term

i.	Systems software

The Company’s assets include computer systems comprised of hardware and software. Certain hardware comes pre-installed with firmware. Without this firmware, the hardware could not function and therefore both the hardware and firmware are classified within property, plant and equipment. In contrast, stand-alone software that adds functionality to the hardware is classified as an intangible asset.

The sum of years amortization method for systems software is calculated as follows:

	Year 1	Year 2	Year 3	Year 4	Year 5
Rate	5/15	4/15	3/15	2/15	1/15
Percentage	33.33%	26.67%	20.00%	13.33%	6.67%

ii.	Access rights to electricity

The Company’s access rights to electricity were obtained from the acquisitions of assets described in Note 5.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, who is responsible for allocating resources and assessing the performance of the operating segments, and which has been identified as the Management team that makes strategic decisions.

Impairment of non-financial assets

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the CGU to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as noted above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

19	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Financial instruments

i.	Financial assets

Initial recognition and measurement

Financial assets are initially measured at fair value plus transaction costs that can be directly attributed to the acquisition of the financial asset, except in the case of a financial asset measured at fair value through profit or loss in respect of which transaction costs are charged to profit or loss.

Subsequent measurement

Financial assets presented at amortized cost are subsequently measured using the effective interest rate method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The Company’s financial assets at amortized cost includes trade receivables and certain items included in other assets. Net changes in financial assets measured at fair value are recognized in the statement of profit or loss. The Company’s financial assets at fair value include derivative assets.

Impairment

The Company recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

20	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Financial instruments (Continued)

ii.	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified at initial recognition at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Company’s financial liabilities include trade payables, accrued liabilities, warrant liabilities and long-term debt.

Subsequent measurement

Financial liabilities are either measured at fair value through profit or loss or at amortized cost. Financial liabilities measured at fair value through profit or loss included warrant liabilities relating to the private placement described in Note 3e, 10 and 21. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate (“EIR”) method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as financial expenses in the statement of profit or loss. This category generally applies to interest-bearing loans and borrowings.

iii.	Derecognition of financial assets

Financial assets are derecognized when the contractual rights to receive the cash flows from the financial asset expire, or when the Company transfers the contractual rights to a third party to receive the cash flows from the financial asset or assumes an obligation to pay the cash flows received in full to a third party without significant delay.

iv.	Derecognition of financial liabilities

Financial liabilities are derecognized when they are extinguished, which occurs when the obligation defined in the contract is fulfilled, cancelled or expires. A financial liability is fulfilled when the debtor repays the liability by paying cash, providing other financial assets, goods or services, or is otherwise legally released from the liability.

v.	Cash flow hedges

The company entered into BTC option contracts to reduce the risk of variability of cash flows resulting from future sales of digital assets. Each BTC option contract meets the definition of a cash flow hedge as per IFRS 9, Financial Instruments (“IFRS 9”). IFRS 9 provides a non-compulsory accounting policy choice of hedge accounting. The Company elected to not apply hedge accounting on BTC option contracts. The changes in the fair value of the derivatives are recognized in profit or loss.

21	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Fair value measurement of non-financial assets takes into account the ability of a market participant to derive economic benefits from the asset through its best use, or by selling it to another market participant capable of using the asset to its best use.

Assets and liabilities measured at fair value, or whose fair value is disclosed are classified into categories within the fair value hierarchy, based on the lowest level input that is significant to the overall fair value measurement:

Level	Definition
Level 1	Unadjusted quoted prices in an active market of identical assets and liabilities
Level 2	Non-quoted prices included in Level 1 that are either directly or indirectly observable
Level 3	Data that is not based on observable market information, such as valuation techniques without the use of observable market data

Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. When the Company expects that part or all of the expense will be refunded, such as an insurance claim, the refund will be recognized as a separate asset only on the date when there is certainty of receiving the asset. The expense will be recognized in the statement of profit or loss net of the expected refund.

Asset retirement provisions

These provisions relate to Backbone and Backbone Argentina’s legal obligation, in relation to its leased properties, to restore the properties to their original condition at the end of the lease period. The provisions are calculated at the present value of the expected costs to settle the obligations using estimated future cash flows discounted at a rate that reflects the risks specific to the obligations. Changes in the estimated future costs, or in the discount rate applied, are recorded as an adjustment of the cost of the related asset.

22	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material accounting policy information (Continued)

Share-based transactions

Transactions settled with equity instruments

The cost of employee services paid in equity instruments is measured at the fair value of the equity instruments as of the grant date. The fair value is determined using a generally accepted option pricing model. Equity settled transactions with other services providers are measured at the fair value of the goods or services received in return for the equity instruments. The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in contributed surplus during the period in which the performance and/or service conditions are to be satisfied and ending on the date on which the relevant employees become entitled to the award (“the vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and Management’s best estimate of the number of equity instruments that will ultimately vest.

Expenses related to grants that do not vest are not recognized. Grants where the fair value is determined at the date of the grant based on non-vesting market conditions are treated as vested, assuming all other vesting conditions (service and/or performance) are met.

When the Company modifies the terms of equity-settled transactions, an additional expense is recognized on the date of the modification and is calculated as the increase in the fair value of the compensation granted in excess of the original expense. Cancellation of equity settlement that has not vested is treated as if it had vested on the date of cancellation, with the unrecognized expense recognized immediately. However, if the cancellation is subsequently replaced by a new agreement and is designated as an alternative settlement, then it is treated as a modification of the original agreement as described above.

Earnings per share

Earnings per share is calculated by dividing the net income attributable to the Company’s shareholders by the weighted average number of common shares outstanding during the period. Potential common shares are included in the calculation of diluted earnings per share if their effect dilutes earnings per share from continuing operations. Potential common shares that were converted during the period are included in diluted earnings per share only up to the conversion date, and from that date are included in basic earnings per share.

Share capital and issue of a unit of securities

Share capital represents the amount received on the issuance of shares, less issuance costs (net of tax).

The issue of a unit of securities involves the allocation of the proceeds received before issue expenses to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Fair value is then determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

23	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

c.	New accounting amendments issued and adopted by the Company

The following amendments to existing standards were adopted by the Company as of January 1, 2023:

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)

Amendments to IAS 1 change the requirements in IAS 1 with regard to disclosure of accounting policies. Applying the amendments, an entity discloses its material accounting policy information instead of its significant accounting policies. Further amendments to IAS 1 explain how an entity can identify material accounting policy information.

Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

Amendments to IAS 8 replace the definition of a change in accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.”

The adoption by the Company of the amendments listed above did not have a significant impact on the Company’s Financial Statements.

d.	New accounting amendments issued to be adopted at a later date

The following amendments to existing standards have been issued and are applicable to the Company for its annual period beginning on January 1, 2024:

Amendments to IFRS 16, Leases (“IFRS 16”)

Amendments to IFRS 16 require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a manner that does not recognize any amount of the gain or loss that relates to the right-of-use retained. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease.

Amendments to IAS 1

Amendments to IAS 1 clarify how to classify debt and other liabilities as current or non-current. The amendments help to determine whether, in the consolidated financial statements, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt that an entity might settle by converting into equity.

Amendments to IAS 1 specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Instead, the amendments require information about these covenants be disclosed in the notes to the financial statements.

Amendments to IAS 7, Statement of Cash Flows (“IAS 7”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”)

Amendments to IAS 7 and IFRS 7 introduce disclosure requirements to enhance the transparency of supplier finance arrangements and their effects on an entity’s liabilities, cash flows and exposure to liquidity risk.

The Company is currently evaluating the impact of adopting the amendments on the Company’s consolidated financial statements.

24	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

e.	Restatements

Restatement of statement of cash flows

The statement of cash flows has been restated to reclassify the cash proceeds from from the sale of digital assets, which is accounted for as an intangible asset under IAS 38, from cash flows from operations to cash flows from investing activities. The Company has determined that this error was material to the previously issued consolidated financial statements and as such, has restated its consolidated financial statements, as applicable.

ii.	Adjustment on accounting for 2023 Warrants

The Company is correcting an error in the fair value recorded for the 2023 exercises of warrants issued in connection with the private placement financing in 2023 (“2023 Warrants”). The correction resulted in an increase in the share capital and net financial expenses in the restated consolidated financial statements.

The effects of the restatements on the affected financial statement line items are as follows:

Adjustments to consolidated statements of cash flows for the year ended December 31, 2022 - Restatement

	Year ended December 31,
	2022 (as reported)	(i) Cash flow reclassification	2022 (as restated)
Cash flows from (used in) operating activities
Net loss	(175,644)	—	(175,644)
Adjustments for:			—
Proceeds from sale of digital assets earned	158,674	(158,674)	—
Net change in cash related to operating activities	36,250	(158,674)	(122,424)

Cash flows from (used in) investing activities
Proceeds from sale of digital assets earned	—	158,674	158,674
Net change in cash related to investing activities	(155,011)	158,674	3,663

Adjustments to consolidated statements of cash flows for the year ended December 31, 2023 - Restatement

	Year ended December 31,
	2023 (as reported)	(i) Cash flow reclassification	(ii) 2023 Warrants	2023 (as restated)
Cash flows from (used in) operating activities
Net loss	(104,036)	—	(4,886)	(108,922)
Adjustments for:
Net financial expenses	32,308	—	4,886	37,194
Proceeds from sale of digital assets earned	129,309	(129,309)	—	—
Net change in cash related to operating activities	23,598	(129,309)	—	(105,711)

Cash flows from (used in) investing activities
Proceeds from sale of digital assets earned	—	129,309	—	129,309
Net change in cash related to investing activities	(58,343)	129,309	—	70,966

25	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 3:	BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

e.	Restatements (Continued)

Adjustments to consolidated statements of financial position as of December 31, 2023 - Restatement

	As of December 31,	Adjustment	As of December 31,
	2023 (as reported)	(ii) 2023 Warrants	2023 (as restated)
Shareholders’ equity
Share capital	530,123	4,886	535,009
Contributed surplus	56,622	—	56,622
Revaluation surplus	2,941	—	2,941
Accumulated deficit	(294,924)	(4,886)	(299,810)
Total equity	294,762	—	294,762

Adjustments to consolidated statements of profit or loss and comprehensive profit or loss for the year ended December 31, 2023 - Restatement

	Year ended December 31,
	2023 (as reported)	(ii) 2023 Warrants	2023 (as restated)

Operating loss	(72,129)	—	(72,129)

Net financial expenses	(32,308)	(4,886)	(37,194)
Net loss before income taxes	(104,437)	(4,886)	(109,323)

Income tax recovery	401	—	401
Net loss and total comprehensive loss	(104,036)	(4,886)	(108,922)

Other comprehensive income (loss)
Item that will not be reclassified to profit or loss:
Change in revaluation surplus - digital assets, net of tax	9,242	—	9,242
Total comprehensive loss, net of tax	(94,794)	(4,886)	(99,680)
Loss per share
Basic and diluted	(0.40)	(0.02)	(0.42)
Weighted average number of common shares outstanding
Basic and diluted	262,237,117	—	262,237,117

26	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 4:	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the consolidated financial statements requires Management to undertake judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. These judgments and estimates are based on Management’s best knowledge of the events or circumstances and actions the Company may take in the future. The actual results may differ from these assumptions and estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to assumptions and estimates are recognized in the period in which the assumption or estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Information about the significant judgments, estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are discussed below.

a.	Judgements

Going concern

The Company has exercised judgment and used assumptions to determine that it will continue to operate as a going concern. Judgments and estimates were used to determine the Company’s future estimated cash flows for the twelve-month period following December 31, 2023, based on BTC market factors, including price, difficulty and network hashrate. Due to the sensitivity of cash flows to market conditions, small changes in these assumptions may give rise to the determination that there are material uncertainties.

Revenue recognition

There is currently no specific guidance for cryptocurrencies under IFRS Accounting Standards. However, judgement is still required due to the particular characteristics of mining cryptocurrencies. The Company applies judgement to account for the revenue recognition from cryptocurrency mining. In the event that new guidance is issued by the International Accounting Standards Board, the Company may be required to change its accounting policies, which could have a material effect on the Company’s financial statements.

Digital assets

There is currently no specific guidance for cryptocurrencies under IFRS Accounting Standards. However, judgement is still required due to the particular characteristics of holding cryptocurrencies. The Company applies judgement to account for the subsequent remeasurement of cryptocurrencies held under IAS 38, Intangible Assets. In the event that new guidance is issued by the International Accounting Standards Board, the Company may be required to change its accounting policies, which could have a material effect on the Company’s financial statements.

b.	Estimates and assumptions

Leases

The application of IFRS 16 requires the Company to make judgments and estimates that affect the valuation of the lease liabilities and the valuation of ROU assets. These include the determination of contracts in scope of IFRS 16, the lease term and the interest rate used for discounting future cash flows.

The Company measures the lease liability at the present value of the lease payments using the implicit interest rate in the lease at the commencement of a new lease or when a lease is modified. If the rate cannot be readily determined, the Company evaluates its incremental borrowing cost using assumptions and estimates.

27	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 4:	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (Continued)

b.	Estimates and assumptions (Continued)

Leases (Continued)

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease if it is reasonably certain not to be exercised. The Company has the option under some of its leases to lease the assets for additional terms of three to ten years. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew and it considers all relevant factors that create an economic incentive for it to exercise the renewal.

After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy). The Company includes the renewal period as part of the lease term for leases of most farming facilities due to the significance of those assets to its operations. The Company has not included renewal periods for farming facilities when the lease term exceeds 10 years from the commencement of the lease.

Property, plant and equipment and intangible assets

Estimates of useful lives, residual values and methods of depreciation are reviewed annually. Any changes based on additional available information are accounted for prospectively as a change in accounting estimate.

Goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the CGU or group of CGUs. Such recoverable amount corresponds, for the purpose of impairment assessment, to the higher of the value in use or the fair value less costs of disposal of the CGU or group of CGUs to which goodwill has been allocated.

The value in use calculation requires Management to estimate future cash flows expected to arise from the CGU or group of CGUs and a suitable discount rate to calculate present value. The key assumptions required for the value in use estimation are the revenue per terahash, energy prices, discount rate and the terminal value.

For the value in use approach, the values assigned to key assumptions reflect past experience and external sources of information that are deemed accurate and reliable. The value in use is categorized as Level 3 in the fair value hierarchy described under IFRS 13, Fair Value Measurement, as one or more key assumptions used is based on unobservable data requiring the use of judgement.

When using the value in use approach, cash flows for each CGU or group of CGUs are derived from the budget for the upcoming year, which is approved on an annual basis by members of the Company’s Board of Directors, and a long-term forecast prepared by Management which covers an additional period from 4 to 5 years. The discount rate is derived from the Company’s pre-tax weighted average cost of capital and is adjusted, where applicable, to take into account any specific risks. When applicable, Management estimated the terminal value of the Miners included in the CGU for the purposes of the impairment testing based on the daily revenue per Terahash in effect at the end of the value in use calculation multiplied by the ending hashrate for a period of time.

28	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 4:	SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES (Continued)

b.	Estimates and assumptions (Continued)

Impairment and reversal of impairment of non-financial assets

The Company reviews the need for recording impairment of mineral assets, as detailed in Note 12, for which purpose it engaged an independent external appraiser to assist in determining the value of the assets. The fair value was determined through the use of the market approach, which includes analyzing similar and comparable mineral properties and making adjustments for differences between those properties and the subject property among certain identifiable parameters.

Management exercises significant judgement in estimating the inputs used to determine the value in use of its equipment and construction prepayments, property, plant and equipment, right-of-use assets and intangible assets. When there is any indication that any tangible and intangible assets other than goodwill have incurred an impairment loss, the determination of the recoverable amount of such tangible and intangible assets other than goodwill requires Management to estimate cash flows expected to arise from those assets and a suitable discount rate in order to calculate the present value in a manner described above for goodwill.

Contingent Liability

Contingent liability is an existing condition, situation, or set of circumstances involving uncertainty as to a possible loss that will ultimately be resolved when one or more future events occur or fail to occur. The Company is party to various legal proceedings, claims, and regulatory, tax or government inquiries and investigations that arise in the ordinary course of business. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsels, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. A provision for legal claims against the Company is recorded when the Company has a present legal or constructive obligation as a result of past events, and that is more likely than not to be settled with an outflow of economic resources that can be measured reliably.

29	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 5:	ACQUISITIONS OF ASSETS

a.	Acquisition of assets in Baie-Comeau

On July 5, 2023, the Company acquired 100% of the shares of a corporation, referred to as Orion, that owns the right to 22 MW of hydro power capacity in Baie-Comeau, Quebec. The consideration transferred at closing totaled $1,964 (CAD$2,603), of which $610 (CAD$814) was paid in cash and $1,354 (CAD$1,789) was paid through the issuance of 821,000 common shares of the Company.

The acquisition of Orion does not meet the definition of a business combination under IFRS 3, Business Combinations, as Orion’s primary assets consist mainly of a contractual right for up to 22 MW of hydro power capacity. Therefore, the transaction has been recorded as an acquisition of a group of assets.

The assets acquired and the liabilities assumed were recognized and measured by allocating the fair value of the consideration paid to their relative fair values at the closing date of the transaction. All financial assets acquired and financial liabilities assumed were recorded at fair value.

The purchase price and the net assets acquired are as follows:

		As of July 5,
	Notes	2023

Purchase price
Cash consideration		610
Value of 821,000 common shares transferred at closing		1,354
Transaction costs		218
		2,182

Net assets acquired
Security deposits		241
Leasehold improvements		7
Trade payables and accrued liabilities		(174)
Customer deposit		(207)
Intangible - access rights to electricity	14	2,315
		2,182

In addition, the Company separately entered into a lease agreement with a third party for a site to install the infrastructure to operate the acquired capacity. Refer to Note 18.

30	Page

BITFARMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)

(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 5:	ACQUISITIONS OF ASSETS (Continued)

b.	Acquisitions of assets in Paraguay

On July 14, 2023, the Company acquired 100% of the shares of two corporations that own the rights to 50 MW and 100 MW, respectively, of hydro power capacity in Villarrica (Paso Pe) and Yguazu, Paraguay, respectively. The cash considerations totaled $1,095 and $450, respectively.

The transactions have been recorded as acquisitions of a group of assets as the acquirees’ primary assets consist mainly of contractual rights to electricity supply. The purchase prices and the net assets acquired as of July 14, 2023 are as follows:

	Notes	Villarrica (Paso Pe)	Yguazu

Purchase price
Cash consideration paid at closing		95	250
Cash consideration payable		1,000	200
Transaction costs		17	4
		1,112	454

Net assets acquired
Cash, cash equivalent and other current assets		17	27
Property, plant and equipment		30	6
Intangible - access rights to electricity	14	1,065	421
		1,112	454

31	Page

BITFARMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)

(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 6:	CASH

	As of December 31,	As of December 31,
	2023	2022
USD	74,951	24,596
CAD	8,904	4,916
CAD held in trust	—	78
ARS	183	1,297
	84,038	30,887

NOTE 7:	TRADE RECEIVABLES

A receivable represents the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Most trade receivables are derived from the sale of electrical components and services to external customers by the Company’s wholly-owned subsidiary, Volta. Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days.

Information about the credit risk exposure of the Company’s trade receivables as of December 31, 2023 and December 31, 2022 is detailed in the trade receivables aging as follows:

	As of December 31,	As of December 31,
	2023	2022
1 - 30 days	353	501
31 - 60 days	119	99
61 - 90 days	63	53
> 91 days	230	85
Allowance for ECL	(51)	(37)
	714	701

NOTE 8:	OTHER ASSETS

	As of December 31,	As of December 31,
	2023	2022
Sales taxes receivable*	805	3,816
Electrical component inventory	705	588
Other receivables	689	108
	2,199	4,512

* Refer to Note 28c for more details about the provision applied to the Argentine value-added tax (VAT) receivable included in sales taxes receivable.

32	Page

BITFARMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)

(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 9:	DIGITAL ASSETS

BTC transactions and the corresponding values for the years ended December 31, 2023 and 2022 were as follows:

	Year ended December 31,
	2023		2022
	Quantity	Value	Quantity	Value
Balance of digital assets including digital assets pledged as collateral as of January 1,	405	6,705	3,301	152,856
BTC earned*	4,928	141,306	5,167	138,985
BTC purchased	—	—	1,000	43,237
BTC exchanged for cash and services	(4,529)	(129,309)	(9,063)	(179,729)
Realized gain (loss) on disposition of digital assets**	—	7,713	—	(150,810)
Change in unrealized gain on revaluation of digital assets**	—	7,556	—	2,166
Balance of digital assets including digital assets pledged as collateral as of December 31,	804	33,971	405	6,705
Less digital assets pledged as collateral as of December 31,***	(50)	(2,101)	(125)	(2,070)
Balance of digital assets excluding digital assets pledged as collateral as of December 31,	754	31,870	280	4,635

* Management estimates the fair value of BTC earned on a daily basis as the quantity of cryptocurrency received multiplied by the price quoted on Coinbase on the day it was received. Management considers the prices quoted on Coinbase to be a level 2 input under IFRS 13, Fair Value Measurement.

** A portion of the realized gain on disposition of digital assets and the change in unrealized gain on revaluation of digital assets is presented in other comprehensive income after reversing previously recorded revaluation loss on digital assets in the statement of profit or loss. For the year ended December 31, 2023, a gain of $9,242, net of $3,332 of deferred income tax expense, was presented in other comprehensive income (year ended December 31, 2022: nil).

*** Refer to Note 17 for details of the Company’s long-term debt and BTC pledged as collateral.

33	Page

BITFARMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)

(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 10:	DERIVATIVE ASSETS AND LIABILITIES

BTC option contracts

Starting in the first quarter of 2023, the Company purchased BTC option contracts to which gave it the right, but not the obligation, to sell digital assets at a fixed price. Options contracts are used to reduce the risk of BTC price volatility and reduce the variability of cash flows resulting from future sales of digital assets. The Company did not apply hedge accounting on these contracts. There were no derivative asset and liability activities relating to BTC option contracts in 2022.

Reconciliation of the fair value measurement of derivatives (Level 2):

	Year ended December 31,
	2023
	Derivative Assets	Derivative Liabilities
Balance as of January 1,	—	—
Remeasurement recognized in statement of profit or loss during the period	28	20
Purchases	1,253	366
Sales	—	(386)
Balance as of December 31,	1,281	—

The following gain or loss on derivatives are recognized in Net financial expenses (income) in the consolidated statements of profit or loss and comprehensive profit or loss:

Year ended December 31,
2023
Unrealized change in fair value of outstanding contracts	409
Realized loss on settled contracts	(361)
48

Warrant liabilities

In November 2023, the Company completed a private placement which included 22,222,223 warrants and 3,000,000 broker warrants to purchase common shares, as described in Note 21. The warrants are convertible for a fixed number of common shares of the Company but have a contingent cashless exercise clause, which results in a classification as a financial liability and measurement at fair value through profit and loss recognized in Net financial income (expenses).

As of December 31, 2023, the Company had warrant liabilities in the amount of $40,426, which includes $34,276 relating to the November 2023 private placement and $6,150 relating to the 2021 private placements (December 31, 2022: nil and $169, respectively).

The Black-Scholes model and inputs below were used in determining the values of the warrants and broker warrants at initial recognition, prior to their derecognition as described in Note 21 and at period end.

34	Page

BITFARMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)

(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 10:	DERIVATIVE ASSETS AND LIABILITIES (Continued)

Warrant liabilities (Continued)

November 28, 2023 warrants

	Initial recognition	Remeasurement on settlement of warrants		Remeasurement at period end
Measurement date	November 28, 2023	December 18, 2023	December 27, 2023	December 31, 2023
Dividend yield (%)	—	—	—	—
Expected share price volatility (%)	100%	93%	91%	91%
Risk-free interest rate (%)	4.89%	4.43%	4.20%	4.23%
Expected life of warrants (years)	3.00	2.93	2.91	2.90
Share price (CAD)	1.58	3.96	4.33	3.85
Exercise price (USD)	1.17	1.17	1.17	1.17
Fair value of warrants (USD)	0.74	2.22	2.69	2.15
Number of warrants granted (exercised)	22,222,000	(4,963,000)	(2,000,000)	15,259,000

November 28, 2023 broker warrants

	Initial recognition	Remeasurement on settlement of warrants		Remeasurement at period end
Measurement date	November 28, 2023	December 20, 2023	December 22, 2023	December 31, 2023
Dividend yield (%)	—	—	—	—
Expected share price volatility (%)	100%	92%	92%	91%
Risk-free interest rate (%)	4.89%	4.34%	4.31%	4.23%
Expected life of warrants (years)	3.00	2.93	2.92	2.90
Share price (CAD)	1.58	3.88	3.77	3.85
Exercise price (USD)	1.23	1.23	1.23	1.23
Fair value of warrants (USD)	0.72	2.01	2.21	2.12
Number of warrants granted (exercised)	3,000,000	(1,167,000)	(1,140,000)	693,000

January 7, 2021 broker warrants

	Remeasurement at period end	Remeasurement at period end	Remeasurement at period end
Measurement date	January 1, 2022	December 31, 2022	December 31, 2023
Dividend yield (%)	—	—	—
Expected share price volatility (%)	113%	85%	158%
Risk-free interest rate (%)	0.97%	4.41%	4.23%
Expected life of warrants (years)	2.01	1.01	0.01
Share price (CAD)	6.38	0.56	3.85
Exercise price (CAD)	2.81	2.81	2.81
Fair value of warrants (USD)	3.72	0.01	0.64
Number of warrants outstanding	96,000	96,000	96,000

35	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 10:	DERIVATIVE ASSETS AND LIABILITIES (Continued)

Warrant liabilities (Continued)

January 14, 2021 warrants

	Remeasurement at period end	Remeasurement at period end	Remeasurement at period end
Measurement date	January 1, 2022	December 31, 2022	December 31, 2023
Dividend yield (%)	—	—	—
Expected share price volatility (%)	113%	88%	78%
Risk-free interest rate (%)	0.97%	4.41%	4.23%
Expected life of warrants (years)	2.53	1.53	0.53
Share price (CAD)	6.38	0.56	3.85
Exercise price (USD)	3.10	3.10	3.10
Fair value of warrants (USD)	3.63	0.02	0.56
Number of warrants outstanding	559,000	559,000	559,000

January 14, 2021 broker warrants

	Remeasurement at period end	Remeasurement at period end	Remeasurement at period end
Measurement date	January 1, 2022	December 31, 2022	December 31, 2023
Dividend yield (%)	—	—	—
Expected share price volatility (%)	113%	88%	78%
Risk-free interest rate (%)	0.97%	4.41%	4.23%
Expected life of warrants (years)	2.53	1.53	0.53
Share price (CAD)	6.38	0.56	3.85
Exercise price (USD)	3.53	3.53	3.53
Fair value of warrants (USD)	3.52	0.01	0.43
Number of warrants outstanding	447,000	447,000	447,000

February 10, 2021 warrants

	Remeasurement at period end	Remeasurement at period end	Remeasurement at period end
Measurement date	January 1, 2022	December 31, 2022	December 31, 2023
Dividend yield (%)	—	—	—
Expected share price volatility (%)	113%	88%	76%
Risk-free interest rate (%)	0.97%	4.41%	4.23%
Expected life of warrants (years)	2.60	1.60	0.60
Share price (CAD)	6.38	0.56	3.85
Exercise price (USD)	3.01	3.01	3.01
Fair value of warrants (USD)	3.68	0.02	0.62
Number of warrants outstanding	6,156,000	6,156,000	6,156,000

36	Page

BITFARMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)

(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 10:	DERIVATIVE ASSETS AND LIABILITIES (Continued)

Warrant liabilities (Continued)

February 10, 2021 broker warrants

	Remeasurement at period end	Remeasurement at period end	Remeasurement at period end
Measurement date	January 1, 2022	December 31, 2022	December 31, 2023
Dividend yield (%)	—	—	—
Expected share price volatility (%)	113%	88%	76%
Risk-free interest rate (%)	0.97%	4.41%	4.23%
Expected life of warrants (years)	2.60	1.60	0.60
Share price (CAD)	6.38	0.56	3.85
Exercise price (USD)	3.39	3.39	3.39
Fair value of warrants (USD)	3.58	0.01	0.50
Number of warrants outstanding	125,000	125,000	125,000

May 20, 2021 warrants

	Remeasurement at period end	Remeasurement at period end	Remeasurement at period end
Measurement date	January 1, 2022	December 31, 2022	December 31, 2023
Dividend yield (%)	—	—	—
Expected share price volatility (%)	111%	86%	85%
Risk-free interest rate (%)	0.97%	4.41%	4.23%
Expected life of warrants (years)	2.38	1.38	0.38
Share price (CAD)	6.38	0.56	3.85
Exercise price (USD)	4.87	4.87	4.87
Fair value of warrants (USD)	3.12	—	0.15
Number of warrants outstanding	10,613,000	10,613,000	10,613,000

May 20, 2021 broker warrants

	Remeasurement at period end	Remeasurement at period end	Remeasurement at period end
Measurement date	January 1, 2022	December 31, 2022	December 31, 2023
Dividend yield (%)	—	—	—
Expected share price volatility (%)	111%	86%	85%
Risk-free interest rate (%)	0.97%	4.41%	4.23%
Expected life of warrants (years)	2.38	1.38	0.38
Share price (CAD)	6.38	0.56	3.85
Exercise price (USD)	5.49	5.49	5.49
Fair value of warrants (USD)	3.01	—	0.10
Number of warrants outstanding	1,132,000	1,132,000	1,132,000

37	Page

BITFARMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)

(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 11:	ASSETS HELD FOR SALE

As of December 31, 2023 and December 31, 2022, assets held for sale consisted of the following:

		As of December 31,	As of December 31,
	Notes	2023	2022
Miners	i.	521	1,220
Mining electrical components	ii.	867	—
		1,388	1,220

i.	Miners held of sale

The following table summarizes the movement of Miners held for sale:

	Antminer S9 Miners (a)		Innosilicon T2T & T3, Canaan Avalon A10 and Antminer T15 & S15 Miners (b)		MicroBT WhatsMiner M20S Miners (c)		Bitmain S19j Pro Miners (d)		TOTAL
	Qty	Value	Qty	Value	Qty	Value	Qty	Value	Qty	Value
Balance as of January 1, 2021	6,060	1,211	—	—	—	—	—	—	6,060	1,211
Additions	—	—	2,051	325	4,071	1,778	—	—	6,122	2,103
Dispositions	(3,982)	(779)	(207)	(22)	(1,559)	(748)	—	—	(5,748)	(1,549)
Impairment	(2,078)	(432)	(572)	(113)	—	—	—	—	(2,650)	(545)
Balance as of December 31, 2022	—	—	1,272	190	2,512	1,030	—	—	3,784	1,220
Additions	—	—	1,848	198	—	—	300	205	2,148	403
Dispositions	—	—	—	—	(1,781)	(714)	—	—	(1,781)	(714)
Impairment	—	—	(3,120)	(388)	—	—	—	—	(3,120)	(388)
Balance as of December 31, 2023	—	—	—	—	731	316	300	205	1,031	521

a.	Antminer S9 Miners

During 2021, the Company ceased using its Antminer S9 Miners. During the year ended December 31, 2022, 3,982 Antminer S9 Miners with a carrying amount of $779 were disposed for net proceeds of $101 resulting in a loss of $678. The remaining Antminer S9 Miners were not sold within 12 months since being classified as held for sale in 2021 due to the decline of the BTC price during the year ended December 31, 2022. As a result, those Miners were fully written off and an impairment loss of $432 was recognized.

38	Page

BITFARMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)

(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 11:	ASSETS HELD FOR SALE (Continued)

i.	Miners held for sale (Continued)

b.	Innosilicon T2T, Innosilicon T3, Canaan Avalon A10, Antminer T15 and Antminer S15 Miners

During 2022, the Company ceased using Innosilicon T2T Miners, Canaan Avalon A10 Miners, Antminer T15 Miners and Antminer S15 Miners with plans to dispose of them within the next 12 months. During the year ended December 31, 2022, 207 Antminer T15 Miners with a carrying amount of $22 were disposed for net proceeds of $31 resulting in a gain of $9. In addition, due to the decline of the BTC price during the year ended December 31, 2022, the remaining Canaan Avalon A10 Miners, Antminer T15 Miners and Antminer S15 Miners were written off and an impairment loss of $113 was recognized.

During the year ended December 31, 2023, the Company ceased using its Innosilicon T3 Miners with plans to dispose of them within the next 12 months. Due to the performance of these Miners, they were fully written off along with the remaining Innosilicon T2T Miners and an impairment loss of $388 was recognized.

c.	MicroBT WhatsMiner M20S Miners

During 2022, the Company ceased using its MicroBT WhatsMiner M20S Miners and planned to dispose of them within the next 12 months. During the year ended December 31, 2022, the Company sold 1,559 MicroBT WhatsMiner M20S Miners with a carrying amount of $748 and disposed of them for net proceeds of $896 resulting in a gain of $148.

During the year ended December 31, 2023, the Company sold 1,781 MicroBT WhatsMiner M20S Miners with carrying amount of $714 and disposed of them for net proceeds of $407 resulting in a loss of $307. Management determined that the remaining MicroBT WhatsMiner M20S Miners continue to meet the criteria to be classified as held for sale as of December 31, 2023.

d.	S19j Pro Bitmain Miners

During the year ended December 31, 2023, the Company ceased using 300 Bitmain S19j Pro Miners and planned to dispose of them within the next 12 months.

ii.	Mining electrical components held for sale

During the year ended December 31, 2023, the Company de-energized its immersion cooling pilot project in Washington State, ceased using the electrical components used in the project with a carrying value of $867, net of impairment charge of $1,882, as described in Note 12, and planned to dispose of them within the next 12 months. The Company entered into an agreement to sell the immersion cooling electrical components in December 2023.

39	Page

BITFARMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)

(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 12:	IMPAIRMENT

The following tables summarize the impairment loss (reversal) in the consolidated statements of profit or loss and comprehensive profit or loss:

	Year ended December 31,
	2023	2022
Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets	12,252	75,213
Impairment on goodwill	—	17,900
	12,252	93,113

Year ended December 31,
							2023
	Short-term prepaid deposits	Equipment and construction prepayments	Assets held for sale	ROU assets	Property, plant and equipment	Goodwill	Total
Immersion cooling equipment	—	—	—	—	1,882	—	1,882
Short-term deposits	6,982	—	—	—	—	—	6,982
Miners held for sale	—	—	388	—	—	—	388
Suni mineral asset	—	—	—	—	3,000	—	3,000
	6,982	—	388	—	4,882	—	12,252

Year ended December 31,
							2022
Washington State cryptocurrency Mining CGU (“Washington CGU”)	—	—	—	306	6,208	17,900	24,414
Argentina cryptocurrency Mining CGU (“Argentina CGU”)	—	50,326	—	1,728	32,027	—	84,081
Quebec cryptocurrency Mining CGU (“Quebec CGU”)	—	(11,641)	—	—	—	—	(11,641)
Paraguay cryptocurrency Mining CGU (“Paraguay CGU”)	—	(8,486)	—		—	—	(8,486)
Miners held for sale	—	—	545	—	—	—	545
Suni mineral asset	—	—	—	—	4,200	—	4,200
	—	30,199	545	2,034	42,435	17,900	93,113

40	Page

BITFARMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)

(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 12:	IMPAIRMENT (Continued)

a.	2023 impairment loss

Impairment on short-term prepaid deposits during the second quarter of 2023

i.	Background

In 2022, the Company entered into agreements with external brokers to be able to proceed with the importation of its miners into Argentina. Under the agreements, the Company was required to make advance deposits to the external brokers, which were classified as short-term prepaid deposits on the consolidated statements of financial position. During the second quarter of 2023, the Company decided to terminate the importation agreements with the external brokers as of June 30, 2023.

ii.	Impairment loss

The Company assumed the cost of terminating the importation agreements with the brokers in order to execute its new importation strategy, resulting in the Company forgoing a deposits balance of $6,982. Accordingly, during the second quarter of 2023, the Company impaired $6,982 of short-term prepaid deposits. This impairment is presented in the consolidated statements of profit or loss and comprehensive profit or loss under Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets.

Impairment on mineral assets during the second quarter of 2023

i.	Background

The Suni mineral asset was acquired in connection with the reverse acquisition of Bitfarms Ltd (Israel) on April 12, 2018, and its value at the time was estimated at $9,000 based on an independent appraiser’s valuation. Suni is an iron ore deposit located in Canada that was held by the acquiree. Since its acquisition, following the presence of impairment indicators, the Suni mineral asset was written down to a net book value of $3,000 as of December 31, 2022.

ii.	Impairment loss

During the second quarter of 2023, in connection with the planned disposal of the Suni mineral asset, Management tested the cash-generating unit for impairment, resulting in a further impairment charge of $3,000 and bringing the carrying amount to nil. This impairment charge is presented in the consolidated statements of profit or loss and comprehensive profit or loss under Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets. On July 27, 2023, the Company sold the Suni mineral asset for a nominal amount to a third party.

Impairment on electrical components during the fourth quarter of 2023

i.	Background

During the third quarter of 2023, the Company de-energized its 2 MW immersion cooling pilot project in Washington State as the equipment did not perform to the Company’s expectations of performance and costs. With the de-energization of the immersion cooling pilot project, the 2 MW of hydro-electricity remains available to the Company to use in the future.

ii.	Impairment loss

During the fourth quarter of 2023, in connection with the planned disposal of the de-energized immersion cooling electrical components, Management tested those assets for impairment, resulting in an impairment charge of $1,882 before being reclassified to assets held for sale. This impairment charge is presented in the consolidated statements of profit or loss and comprehensive profit or loss under Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets.

41	Page

BITFARMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)

(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 12:	IMPAIRMENT (Continued)

b.	2022 impairment loss and impairment loss reversal
i.	Background

During the year ended December 31, 2022, as a result of the decline in the BTC price, the Company performed evaluations of the recoverable amount of the assets for operating the cryptocurrency mining facilities in Quebec, Washington State, Argentina and Paraguay separately. As the group of assets for each CGU do not generate cash inflows that are independent of each other, the recoverable amount was calculated for each CGU comprised of the property, plant and equipment, ROU assets, long-term electricity deposits, long-term construction and equipment prepayments and favorable lease used in the operating cryptocurrency mining facilities in Quebec, Washington State, Argentina and Paraguay.

ii.	Impairment loss

The recoverable amount was calculated using the value in use model, which calculated the present value of the future cash flows expected to be derived from the Washington CGU and Argentina CGU, which were determined to be lower than their carrying amount. Based on its calculation, the Company determined that impairment losses should be recorded on its Washington CGU and Argentina CGU in the amount of $24,414 and $84,081, respectively, during the year ended December 31, 2022. The impairment losses were recognized in profit or loss under Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets and Impairment on goodwill.

iii.	Reversal of impairment loss

The renegotiation of the 48,000 unit purchase agreements, as described in Note 15a, allowed the deployment of Miners intended for the Argentina CGU to be reassigned to the Quebec CGU and Paraguay CGU. As a result, a portion of the equipment prepayments in the Argentina CGU that were impaired during the third quarter of 2022 was allocated to the Quebec CGU and Paraguay CGU. The deposits were transferred to the Quebec CGU and Paraguay CGU at the impaired amount. After performing the evaluation of the recoverable amount of the assets for these CGUs, the impairment losses previously recognized on these deposits were reversed into the Quebec CGU and Paraguay CGU by $11,641 and $8,486, respectively. The impairment reversals were recognized in profit or loss under Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets.

iv.	Suni mineral asset

In connection with the reverse acquisition of Bitfarms Ltd (Israel), the Company engaged an independent appraiser to determine the fair value as of the acquisition date, April 12, 2018, of Suni, an iron ore deposit located in Canada held by the acquiree. The appraiser’s valuation report was based on the market comparison method and the analysis of similar assets. Following certain adjustments resulting from changes in the price of iron ore, among other variables, Suni’s value at April 12, 2018 was estimated at $9,000.

An independent appraiser was engaged to determine Suni’s fair value as of September 30, 2022 due to the decline in the iron ore price during the third quarter of 2022. Using the same method as the previous independent appraiser, the new appraiser determined that the fair value of Suni was $3,250, or $3,000 after reflecting estimated costs to sell, compared to $7,200 on December 31, 2021, which resulted in an impairment of $4,200 during the third quarter of 2022 to Suni’s mineral asset book value. There were no further impairment indicators as of December 31, 2022. The impairment loss was recognized in profit or loss under Impairment on short-term prepaid deposits, equipment and construction prepayments, property, plant and equipment and right-of-use assets.

42	Page

BITFARMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)

(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 13:	PROPERTY, PLANT AND EQUIPMENT

As of December 31, 2023 and December 31, 2022, property, plant and equipment (“PPE”) consisted of the following:

	Notes	BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost
Balance as of January 1, 2023		308,205	9,000	4,392	45,278	1,082	367,957
Additions		63,598	—	1,348	5,924	272	71,142
Additions related to asset acquisitions	5	13	—	—	30	—	43
Dispositions		(7,325)	(9,000)	—	(5)	(92)	(16,422)
Transfer to assets held for sale	11	(9,688)	—	—	—	—	(9,688)
Effect of change in discount rate	20	—	—	—	(499)	—	(499)
Balance as of December 31, 2023		354,803	—	5,740	50,728	1,262	412,533

Accumulated Depreciation
Balance as of January 1, 2023		120,097	6,000	270	21,636	526	148,529
Depreciation		77,551	—	154	3,556	194	81,455
Dispositions		(5,756)	(9,000)	—	(5)	(73)	(14,834)
Transfer to assets held for sale	11	(8,418)	—	—	—	—	(8,418)
Impairment	12	1,882	3,000	—	—	—	4,882
Impairment on deposits transferred to PPE		14,438	—	—	469	—	14,907
Balance as of December 31, 2023		199,794	—	424	25,656	647	226,521

Net book value as of December 31, 2023		155,009	—	5,316	25,072	615	186,012

		BVVE and electrical components	Mineral assets	Land and buildings	Leasehold improvements	Vehicles	Total
Cost
Balance as of January 1, 2022		156,647	9,000	4,549	5,783	547	176,526
Measurement period adjustment to business combination		(1,127)	—	(18)	—	—	(1,145)
Additions		164,437	—	3,239	39,495	552	207,723
Dispositions		(3,609)	—	(3,378)	—	(17)	(7,004)
Transfer to assets held for sale	11	(8,143)	—	—	—	—	(8,143)
Balance as of December 31, 2022		308,205	9,000	4,392	45,278	1,082	367,957

Accumulated Depreciation
Balance as of January 1, 2022		35,766	1,800	286	1,560	264	39,676
Depreciation		66,319	—	193	1,703	124	68,339
Dispositions		(2,562)	—	(366)	—	(13)	(2,941)
Transfer to assets held for sale	11	(6,040)	—	—	—	—	(6,040)
Impairment	12	24,820	4,200	157	13,107	151	42,435
Impairment on deposits transferred to PPE		1,794	—	—	5,266	—	7,060
Balance as of December 31, 2022		120,097	6,000	270	21,636	526	148,529

Net book value as of December 31, 2022		188,108	3,000	4,122	23,642	556	219,428

43	Page

BITFARMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)

(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 13:	PROPERTY, PLANT AND EQUIPMENT (Continued)

BVVE

Further details of the quantity and models of BTC BVVE held by the Company as of December 31, 2023 and December 31, 2022 are as follows :

	Notes	MicroBT Whatsminer*	Bitmain S19j Pro	Innosilicon T3 & T2T	Bitmain S19XP	Total
Quantity as of January 1, 2023		45,375	7,172	5,711	—	58,258
Additions		8,281	9,289	—	409	17,979
Dispositions		(1,918)	(100)	(5,711)	(409)	(8,138)
Quantity as of December 31, 2023		51,738	16,361	—	—	68,099
Classified as assets held for sale	11	(731)	(300)	—	—	(1,031)
Presented as property, plant and equipment		51,007	16,061	—	—	67,068

* Includes 731 M20S classified as assets held for sale, 36,018 M30S, 12,517 M31S and 2,473 M50 Miners as of December 31, 2023.

Refer to Note 11 for more details on assets held for sale.

	Notes	MicroBT Whatsminer*	Bitmain S19j Pro	Innosilicon T3 & T2T**	Canaan Avalon A10	Bitmain S19XP	Other Bitmain Antminers***	Total
Quantity as of January 1, 2022		18,675	7,172	6,446	1,024	—	8,073	41,390
Additions		28,499	—	—	—	801	—	29,300
Dispositions		(1,799)	—	(735)	(1,024)	(801)	(8,073)	(12,432)
Quantity as of December 31, 2022		45,375	7,172	5,711	—	—	—	58,258
Classified as assets held for sale	11	(2,512)	—	(1,272)	—	—	—	(3,784)
Presented as ROU asset****	18	(3,000)	—	—	—	—	—	(3,000)
Presented as property, plant and equipment		39,863	7,172	4,439	—	—	—	51,474

* Includes 2,512 M20S classified as assets held for sale, 30,210 M30S and 12,653 M31S Miners.

** Includes 4,439 T3 and 1,272 T2T Miners classified as assets held for sale.

*** Included Antminer T15 and Antminer S15 Miners classified as assets held for sale and written off.

**** Includes 3,000 WhatsMiner M31S+ with a net book value of approximately $3,330.

Refer to Note 11 for more details on assets held for sale.

44	Page

BITFARMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)

(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 14:	INTANGIBLE ASSETS

	Notes	Systems software	Access rights to electricity	Favorable lease	Total
Cost
Balance as of January 1, 2023		5,150	—	2,000	7,150
Additions related to asset acquisitions	5	—	3,801	—	3,801
Balance as of December 31, 2023		5,150	3,801	2,000	10,951

Accumulated amortization
Balance as of January 1, 2023		5,117	—	2,000	7,117
Amortization		21	113	—	134
Balance as of December 31, 2023		5,138	113	2,000	7,251

Net book value as of December 31, 2023		12	3,688	—	3,700

		Systems software	Access rights to electricity	Favorable lease	Total
Cost
Balance as of January 1, 2022		5,150	—	1,800	6,950
Measurement period adjustment to business combination		—	—	200	200
Balance as of December 31, 2022		5,150	—	2,000	7,150

Accumulated amortization
Balance as of January 1, 2022		5,008	—	261	5,269
Amortization		109	—	1,739	1,848
Balance as of December 31, 2022		5,117	—	2,000	7,117

Net book value as of December 31, 2022		33	—	—	33

Additions related to acquisitions of assets

During the year ended December 31, 2023, the Company made three acquisitions of groups of assets, resulting in additional access rights to electricity. The access rights represent a contractual right to hydro power capacity and are classified as intangible assets. The assets acquired, including the intangible assets, and the liabilities assumed were recognized and measured by allocating the fair value of the consideration paid to their relative fair values at the closing date of the transactions. Refer to Note 5 for more details. The following table summarizes the access rights:

Acquisitions	Additions to intangibles	Additional capacity		Term of contractual access rights	Amortization method and period
Baie-Comeau, Quebec	2,315	22 MW		No termination date	Straight-line over the lease term of the facility
Villarrica (Paso Pe), Paraguay	1,065	50 MW	*	Ending in December 31, 2027	Straight-line over the access rights period
Yguazu, Paraguay	421	100 MW		Ending in December 31, 2027	Straight-line over the access rights period
	3,801	172 MW

*	In November 2023, the Company finalized an amendment to the existing contract for an additional 20 MW of energy capacity for a total capacity of 70 MW.

45	Page

BITFARMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)

(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 15:	LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS, COMMITMENTS AND OTHER

		As of December 31,	As of December 31,
		2023	2022
VAT receivable		—	2,083
Security deposits for energy, insurance and rent		4,901	3,872
Equipment and construction prepayments	a	39,813	32,230
		44,714	38,185

a.	Equipment and construction prepayments

As of December 31, 2023, the Company has deposits for BVVE and electrical components in the amount of $32,642, which includes $17,561 of credits for orders placed at fixed prices, but not yet received, as described below, with a book value of $11,330 due to previously recorded impairments of $6,231. In addition, the Company has deposits for construction work and materials in the amount of $7,171, mainly for the Paraguay expansion.

In December 2022, the Company renegotiated its previous purchase agreements for 48,000 Miners by extinguishing the outstanding commitments of $45,350 without penalty and establishing a $22,376 credit for deposits previously made. The Company received $3,279 of Miners, reducing the outstanding credit balance to $19,097, which was fully utilized during the year ended December 31, 2023 for the acquisition of hydro Miners and hydro containers. These items were not received as of December 31, 2023 and are scheduled to be received in 2024.

During the year ended December 31, 2023, the Company placed a firm purchase order for 35,888 Bitmain T21 Miners totaling $95,462 with deliveries scheduled from March 2024 to May 2024 and made a non-refundable deposit of $9,464. In addition, the Company secured a purchase option for an additional 28,000 Bitmain T21 Miners totaling $74,480 and made a non-refundable deposit of $7,448. This purchase option gives the Company the right, exercisable until December 31, 2024, but not the obligation, to purchase, in whole or in part, 28,000 additional Bitmain T21 Miners.

b.	Commitments

The Company’s remaining payment obligations in connection with the 35,888 Bitmain T21 Miners purchase order are outlined below:

As of December 31,
2023
Three months ending March 31, 2024	41,446
Three months ending June 30, 2024	44,551
85,997

If the Company is unable to meet its payment obligations, it could result in the loss of equipment prepayments and deposits paid by the Company under the purchase order and remedial legal measures taken against the Company which may include damages and forced continuance of the contractual arrangement. Under such circumstances, the Company’s growth plans and ongoing operations could be adversely impacted.

46	Page

BITFARMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)

(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 15:	LONG-TERM DEPOSITS, EQUIPMENT PREPAYMENTS, COMMITMENTS AND OTHER (continued)

c.	Contingent liability

In 2021, the Company imported Miners into Washington State that the vendor located in China claimed originated in Malaysia. In early 2022, U.S. Customs and Border Protection challenged the origination of the Miners, asserting their manufacture in China, and notified the Company of a potential assessment of a U.S. importation duty of 25%.

During the third quarter of 2023, the Company submitted the supporting documentation to U.S. Customs and Border Protection in defense of its position that the Miners were manufactured outside China and the associated custom duties in the amount of $9,424 do not apply. While the final outcome of this matter is uncertain at this time, Management has determined it is not probable that it will result in a future cash outflow for the Company and, as such, no provision was recorded as of December 31, 2023.

NOTE 16:	TRADE PAYABLES AND ACCRUED LIABILITIES

	As of December 31,	As of December 31,
	2023	2022
Trade accounts payable and accrued liabilities	9,077	12,897
Government remittances	11,662	7,644
	20,739	20,541

NOTE 17:	LONG-TERM DEBT

	As of December 31,	As of December 31,
	2023	2022
Equipment financing	4,022	47,020
Vehicle loans	—	127
Total long-term debt	4,022	47,147
Less current portion of long-term debt	(4,022)	(43,054)
Non-current portion of long-term debt	—	4,093

Movement in long-term debt is as follows:

	As of December 31,	As of December 31
	2023	2022
Balance as of January 1,	47,147	11,167
Issuance of long-term debt	—	67,201
Payments	(33,233)	(38,532)
Gain on extinguishment of long-term debt	(12,580)	—
Interest on long-term debt	2,688	7,311
Balance as of period end	4,022	47,147

47	Page

BITFARMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)

(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 17:	LONG-TERM DEBT (Continued)

a.	Equipment financing activity

Repayment of Foundry Loans #2, #3 and #4

In April and May 2021, the Company entered into four loan agreements for the acquisition of 2,465 WhatsMiner Miners referred to as “Foundry Loans #1, #2, #3 and #4.” During 2022, Foundry Loan #1 matured and was fully repaid. In January 2023, the principal amounts of the remaining Foundry Loans #2, #3 and #4 were fully repaid before their maturity date with forgiveness of prepayment penalties totaling $829.

Settlement of the loan with BlockFi Lending LLC (“BlockFi”)

In February 2022, Backbone Mining entered into an equipment financing agreement for gross proceeds of $32,000 collateralized by 6,100 Bitmain S19j Pro Miners referred to as the “BlockFi Loan”. The net proceeds received by the Company were $30,994 after capitalizing origination, closing and other transaction fees of $1,006.

In December 2022, Backbone Mining ceased making installment payments, which constituted a default under the loan agreement, and the BlockFi Loan was classified as current.

On February 8, 2023, BlockFi and the Company negotiated a settlement of the loan in its entirety with a then outstanding debt balance of $20,330 for cash consideration of $7,750, discharging Backbone Mining of all further obligations and resulting in a gain on extinguishment of long-term debt of $12,580 recognized in Net financial expenses (income) in the consolidated statements of profit or loss and comprehensive profit or loss during the year ended December 31, 2023. Upon settlement, all of Backbone Mining’s assets, including the 6,100 Miners collateralizing the loan, were unencumbered.

NYDIG Loan

In June 2022, Backbone entered into an equipment financing agreement, referred to as the “NYDIG Loan”, for gross proceeds of $36,860 collateralized by 10,395 WhatsMiner M30S Miners. The net proceeds received by the Company were $36,123, net of origination and closing fees of $737. As part of the agreement, the Company is required to maintain in a segregated wallet an approximate quantity of BTC whose value equates to at least one month of interest and principal payments on the outstanding loan. The Company pledged 50 BTC as collateral with a fair market value of $2,101 as of December 31, 2023. The pledged BTC is held in a segregated Coinbase Custody account, which BTC is owned by the Company unless there is an event of default under the NYDIG Loan.

b.	Summary of equipment financing

As of December 31, 2023, the Company’s equipment financing consisted only of the NYDIG Loan. The NYDIG Loan balance and the net book value (“NBV”) of its related collateral, as of December 31, 2023, are as follows:

	Maturity date	Stated rate	Effective rate*	Monthly repayment ($)	Long-term debt balance ($)	NBV of Collateral ($)	Collateral**
NYDIG Loan	February 2024	12.0%	14.4%	2,043	4,022	21,840	10,395

*Represents the implied interest rate after capitalizing financing and origination fees.

**Represents the quantity of WhatsMiners received in connection with the equipment financing and pledged as collateral for the related loan.

During 2024, the NYDIG Loan balance was fully repaid, and the Company’s 10,395 Miners collateralizing the loan and BTC pledged as collateral became unencumbered.

48	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 18:	LEASES

Set out below are the carrying amounts of the Company’s right-of-use (“ROU”) assets and lease liabilities and their activity during the years ended December 31, 2023 and 2022:

	Leased premises	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As of January 1, 2023	15,694	265	405	16,364	17,864
Additions and extensions to ROU assets	1,020	534	—	1,554	1,553
Reclass to property, plant and equipment	—	—	(364)	(364)	—
Depreciation	(2,952)	(213)	(32)	(3,197)	—
Lease termination	—	(42)	—	(42)	(23)
Payments	—	—	—	—	(5,025)
Gain on extinguishment of lease liabilities	—	—	—	—	(255)
Interest	—	—	—	—	1,391
Foreign exchange	—	—	—	—	345
As of December 31, 2023	13,762	544	9	14,315	15,850
Less current portion of lease liabilities					(2,857)
Non-current portion of lease liabilities					12,993

	Leased premises	Vehicles	Other equipment	Total ROU assets	Lease liabilities
As of January 1, 2022	9,038	283	76	9,397	13,573
Additions and extensions to ROU assets	9,526	118	1,693	11,337	11,354
Depreciation	(1,975)	(129)	(121)	(2,225)	—
Lease termination	(104)	(7)	—	(111)	(112)
Impairment	(791)	—	(1,243)	(2,034)	—
Payments	—	—	—	—	(7,528)
Interest	—	—	—	—	1,451
Foreign exchange	—	—	—	—	(874)
As of December 31, 2022	15,694	265	405	16,364	17,864
Less current portion of lease liabilities					(3,649)
Non-current portion of lease liabilities					14,215

a.	2023 lease activities

Reliz Lease

In February 2023, the Company negotiated a modification to its lease agreement with Reliz Ltd. (where BlockFi was the lender to Reliz Ltd.) in order to settle its outstanding lease liability of $373 for a payment of $118. Refer to Note 28 for more details.

Baie-Comeau

On July 5, 2023, in conjunction with the Baie-Comeau acquisition, the Company entered into a lease agreement with a third party for a site to install the infrastructure to operate the acquired capacity. The lease agreement is for an industrial site in Baie-Comeau for an initial term of 10 years at $16 (CAD$21) a month with an annual adjustment at the lesser of (i) the change in the Consumer Price Index and (ii) 3%. The lease agreement also provides the Company with the option to purchase the site for $2,248 (CAD$3,000) with an annual adjustment at the lesser of (i) the change in the Consumer Price Index and (ii) 3% throughout the lease term.

49	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 18:	LEASES (Continued)

b.	2022 lease activities

The Company maintained one lease agreement for Mining hardware, consisting of 3,000 WhatsMiner M31S+ Miners, with a net book value of approximately $3,330, classified as property, plant and equipment under BVVE and electrical equipment as described in Note 13.

During the year ended December 31, 2022, the Company recognized an impairment loss of $2,034 on the Company’s ROU assets. Refer to Note 12 for more details.

NOTE 19:	INCOME TAXES (Restated)

Current and deferred income tax (expense) recovery

	Year ended December 31,
	2023	2022
Current tax (expense) recovery:
Current year	(2,679)	9,030
Prior year	(252)	(68)
	(2,931)	8,962

Deferred tax (expense) recovery:
Current year	4,703	8,446
Prior year	(1,371)	4
	3,332	8,450
	401	17,412

The 2022 current tax recovery represents the expected tax refund as a result of losses realized in 2022 that will be carried back to offset prior period taxable income.

Effective tax rate

	Year ended December 31,
	2023 (restated - Note 3e)		2022
Income tax recovery at statutory rate of 26.5%	28,971	26.5%	51,160	26.5%
(Increase) decrease in taxes resulting from:
Foreign tax rate differential	103	0.1%	(1,070)	(0.6)%
Prior year	(1,623)	(1.5)%	(64)	—%
Non-taxable warrant loss (gain) and other permanent differences	(23,391)	(21.4)%	16,894	8.8%
Deferred tax asset not recognized	(3,659)	(3.3)%	(49,508)	(25.6)%
	401	0.4%	17,412	9.1%

50	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 19:	INCOME TAXES (Continued)

Deferred tax assets and liabilities

Deferred taxes are computed at a tax rate of 26.5% based on tax rates expected to apply at the time of realization. Deferred taxes relate primarily to the timing differences on recognition of expenses relating to the depreciation of fixed assets, loss carryforwards and professional fees relating to the Company’s equity activity that are recorded as a reduction of equity. As at December 31, 2023, the Company has analyzed the recoverability of its deferred tax assets and has concluded that it is not more likely than not that sufficient taxable profit is expected to utilize these deferred tax assets.

Movement in deferred tax asset for the years ending December 31, 2023 and 2022, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	Operating losses carried forward	Lease liability	Asset Retirement provision	Financing fees	PPE	Reserves and other	Total
As of January 1, 2022	—	3,141	84	3,751	478	1,288	8,742
Credited to statements of profit or loss	43,713	1,020	42	144	15,855	11,335	72,109
Deferred tax asset derecognized in the statements of profit or loss	(43,713)	—	—	—	(5,795)	—	(49,508)
Deferred tax asset derecognized in the statements of equity	—	—	—	(3,895)	—	—	(3,895)
As of December 31, 2022	—	4,161	126	—	10,538	12,623	27,448
Credited to statements of profit or loss	52,743	(141)	14	3,332	(5,884)	(6,564)	43,500
Deferred tax asset derecognized in the statements of profit or loss	(45,377)	—	—	—	—	—	(45,377)
Deferred tax asset derecognized in the statements of equity	—	—	—	(3,332)	—	—	(3,332)
As of December 31, 2023	7,366	4,020	140	—	4,654	6,059	22,239
Offsetting deferred tax liabilities as of December 31, 2023							(22,239)
Net deferred tax assets as of December 31, 2023							—

Movement in deferred tax liability for the years ending December 31, 2023 and 2022, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	PPE	ROU Asset	Reserves and other	Total
As of January 1, 2022	9,287	4,010	—	13,297
Charged to statements of profit or loss	12,231	1,920	—	14,151
As of December 31, 2022	21,518	5,930	—	27,448
Credited to statements of profit or loss	(4,164)	(2,333)	1,288	(5,209)
As of December 31, 2023	17,354	3,597	1,288	22,239
Offsetting deferred tax assets as of December 31, 2023				(22,239)
Net deferred tax liabilities as of December 31, 2023				—

51	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 20:	ASSET RETIREMENT PROVISION

	As of December 31,	As of December 31,
	2023	2022
Balance as of January 1,	1,979	239
Additions during the period	209	1,701
Accretion expense	214	93
Effect of change in the foreign exchange rate	12	(54)
Effect of change in discount rate	(598)	—
Balance as of period end	1,816	1,979

As of December 31, 2023, the Company estimated the costs of restoring its leased premises to their original state at the end of their respective lease terms to be $4,326 (December 31, 2022: $3,950), discounted to present value of $1,816 (December 31, 2022: $1,979) using annual discount rates between 7% and 17% (December 31, 2022: between 7% and 10%) over the lease periods, which were estimated to range from seven to ten years depending on the location.

The effect of change in discount rate was accounted for as a reduction of asset retirement provision totaling $598 and a decrease of $499 in the related property, plant and equipment. As the decrease in the asset retirement provision exceeded the carrying amount of the related property, plant and equipment, the excess of $99 was recognized as a gain in the consolidated statements of profit or loss and comprehensive profit or loss under Net financial (expenses) income.

NOTE 21:	SHARE CAPITAL (Restated)

Common shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As of December 31, 2023, the Company had 334,153,330 issued and outstanding common shares (December 31, 2022: 224,200,170).

Warrants

Details of the outstanding warrants are as follows:

	Year ended December 31,
	2023		2022
	Number of warrants	Weighted average exercise price (USD)	Number of warrants	Weighted average exercise price (USD)
Outstanding, January 1,	19,152,797	4.21	19,427,797	4.16
Granted	25,222,223	1.18	25,000	3.47
Exercised	(9,269,630)	1.18	—	—
Expired	—	—	(300,000)	1.19
Outstanding, December 31,	35,105,390	2.83	19,152,797	4.21

The weighted average contractual life of the warrants as of December 31, 2023 was 1.6 years (December 31, 2022: 1.4 years).

52	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 21:	SHARE CAPITAL (Continued)

Significant transactions

i.	Garlock Acquisition

In the first quarter of 2022, the Company acquired a building in Quebec referred to as “Garlock” in exchange for cash consideration of $1,783 and the issuance of 25,000 warrants granted with a strike price of $3.47 and a contractual life of 2 years.

ii.	At-The-Market Equity Offering Program

Bitfarms commenced an at-the-market equity offering program (the “ATM program”) on August 16, 2021, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company, resulting in the Company receiving aggregate proceeds of up to $500,000. The ATM program expired on September 12, 2023.

During the year ended December 31, 2023, the Company issued 52,120,899 common shares in the ATM program in exchange for gross proceeds of $70,770 at an average share price of approximately $1.36. The Company received net proceeds of $68,504 after paying commissions of $2,187 to the sales agent for the program and $79 in other transaction costs.

During the year ended December 31, 2022, the Company issued 29,324,277 common shares in the ATM program in exchange for gross proceeds of $55,960 at an average share price of approximately $1.91. The Company received net proceeds of $54,086 after paying commissions of $1,791 to the sales agent and $83 in other transaction costs.

iii.	Stock Options

During the year ended December 31, 2023, option holders exercised stock options to acquire 3,047,346 common shares (year ended December 31, 2022: 70,000) resulting in proceeds of approximately $1,999 (year ended December 31, 2022: $21) being paid to the Company.

iv.	2023 private placement

In November 2023, the Company completed a private placement for total gross proceeds of $43,799 (CAD$60,001) in exchange for 44,444,446 common shares and 22,222,223 warrants to purchase common shares:

Closing Date	November 28, 2023
Gross proceeds (CAD)	60,001
Common shares issued	44,444,446
Warrants issued*	22,222,223
Warrant strike price (USD)	1.17
Warrant life (years)	3
Commission paid	7%
Broker warrants issued*	3,000,000
Broker warrant strike price (USD)	1.23
Broker warrant life (years)	3

*	All warrants issued are for the purchase of one common share in the Company

53	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 21:	SHARE CAPITAL (Continued)

Significant transactions (Continued)

iv.	2023 private placement (Continued) (Restated)

In December 2023, 6,962,693 warrants and 2,306,667 broker warrants related to the private placement that closed on November 28, 2023, were exercised resulting in the issuance of 9,269,360 common shares for proceeds of approximately $10,984.

The Black Scholes model and the inputs described in Note 10 were used in determining the values of the warrants and broker warrants prior to their derecognition, which resulted in a non-cash loss on revaluation of warrants of $19,359 included in Net financial expenses (income).

NOTE 22:	FINANCIAL INSTRUMENTS

a.	Measurement categories and fair value

Financial assets and financial liabilities have been classified into categories that determine their basis of measurement. The following tables show the carrying values and the fair value of assets and liabilities for each of the applicable categories:

		As of December 31,	As of December 31,
Measurement		2023	2022
Financial assets at amortized cost
Cash	Level 1	84,038	30,887
Trade receivables	Level 3	714	701
Other receivables	Level 3	689	108

Financial assets at fair value through profit and loss
Derivative assets	Level 2	1,281	—
Total carrying amount and fair value		86,722	31,696

Financial liabilities at amortized cost
Trade accounts payable and accrued liabilities	Level 3	9,077	12,897
Long-term debt	Level 2	4,022	47,147

Financial liabilities at fair value through profit and loss
Warrant liabilities	Level 2	40,426	169
Total carrying amount and fair value		53,525	60,213

Net carrying amount and fair value		33,197	(28,517)

The carrying amounts of trade receivables, other receivables, trade payables and accrued liabilities and long-term debt presented in the table above are a reasonable approximation of their fair value.

54	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 22:	FINANCIAL INSTRUMENTS (Continued)

a.	Measurement categories and fair value (Continued)

The fair value of option contracts is categorized as Level 2 in the fair value hierarchy and is presented under derivative assets and liabilities in the consolidated statements of financial position when there is an outstanding contract at period end. Their fair values are a recurring measurement. Fair value of derivative financial instruments generally reflects the estimated amounts that the Company would receive or pay, taking into consideration the counterparty credit risk or the Company’s credit risk at each reporting date. The Company uses market data such as BTC option futures to estimate the fair value of option contracts at each reporting date.

Warrant liabilities related to the 2021 and 2023 private placements are classified as financial liabilities at fair value through profit or loss with the change in fair value recorded to Net financial expenses (income). The fair value measurement is categorized as Level 2 in the fair value hierarchy, is a recurring measurement and is calculated using a Black-Scholes pricing model at each reporting date.

b.	Risk management policy

The Company is exposed to foreign currency risk, credit risk, counterparty risk, liquidity risk and concentration risk. The Company’s senior Management monitors these risks. In addition, during 2023, the Company established a Risk Committee to monitor these risks.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s functional currency is the US Dollar as all of its cryptocurrency Mining revenues, most of its capital expenditures and most of its financing are primarily measured or transacted in US dollars. The Company is exposed to variability in the Canadian dollar and Argentine peso to US dollar exchange rates when making expenditures payable in Canadian dollars and Argentine pesos. The Company funds foreign currency transactions by buying the foreign currency at the spot rate when required. A 5% increase or decrease in the USD/CAD and USD/ARS exchange rates may have an impact of an increase or decrease of $44 on retained earnings at December 31, 2023 (December 31, 2022: $215).

Amounts denominated in Canadian dollars and Argentine pesos included in the consolidated statements of financial position, presented in thousands of U.S. dollars, are as follows:

	As a of December 31,		As a of December 31,
	2023		2022
	CAD	ARS	CAD	ARS
Cash	8,904	183	4,994	1,297
Trade receivables	714	—	609	—
Trade payables and accrued liabilities	(8,372)	(544)	(6,228)	(4,849)
Long-term debt	—	—	(126)	—
	1,246	(361)	(751)	(3,552)

55	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 22:	FINANCIAL INSTRUMENTS (Continued)

b.	Risk management policy (Continued)

Credit risk and counterparty risk

Credit risk is the risk of an unexpected loss if a third party fails to meet its contractual obligations, including cash and cash equivalents. The risk regarding cash is mitigated by holding the majority of the Company’s cash with a Canadian chartered bank.

The Company is exposed to counterparty risk through the significant deposits it places with suppliers of Mining hardware to secure orders and delivery dates as well as deposits it places with construction companies and suppliers of electrical components and construction materials. The risk of a supplier failing to meet its contractual obligations may result in late deliveries or long-term deposits and equipment and construction prepayments that are not realized. The Company attempts to mitigate this risk by procuring Mining hardware from larger, more established suppliers and those with whom the Company has existing relationships and knowledge of their reputation in the market as well as by insuring deposits placed for construction work and materials.

The credit risk regarding trade receivables is derived mainly from sales to Volta’s third-party customers. The Company performs ongoing credit evaluations of its customers. The Company maintains an allowance for expected credit losses to provide for the estimated amount of doubtful of collection. The allowance for expected credit losses is based on Management’s assessment of a customer’s credit quality as well as subjective factors and trends, including the aging of receivable balances.

Liquidity risk

Liquidity risk is a risk that the Company will not be able to pay its financial obligations when they are due. The Company’s policy is to monitor its cash balances and planned cash flows generated from operations to ensure that it maintains sufficient liquidity in order to pay its projected financial liabilities. Refer to Note 2 for more details about the Company’s liquidity.

The following are the undiscounted contractual maturities of financial liabilities with estimated future interest payments as of December 31, 2023:

	2024	2025	2026	2027	2028 and thereafter	Total
Trade accounts payable and accrued liabilities	9,077	—	—	—	—	9,077
Long-term debt	4,022	—	—	—	—	4,022
Lease liabilities	4,087	2,985	2,827	2,548	8,079	20,526
	17,186	2,985	2,827	2,548	8,079	33,625

The Company does not have any future cash payments associated with warrant liabilities, and accordingly, they are not included in the table above.

56	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 22:	FINANCIAL INSTRUMENTS (Continued)

b.	Risk management policy (Continued)

Concentration risk

Concentration risk arises as a result of the concentration of exposures within the same category, whether it is geographical location, product type, industry sector or counterparty type. The cryptocurrency Mining industry is highly volatile with significant inherent risk. The Company also holds a portion of its working capital in BTC. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency Mining, changes in the regulatory environment and adverse changes in other inherent risks can significantly negatively impact the Company’s operations and the carrying value of its assets. Starting in the first quarter of 2023, the Company purchased BTC option contracts to which gave it the right, but not the obligation, to sell digital assets at a fixed price. Options contracts are used to reduce the risk of BTC price volatility and reduce the variability of cash flows resulting from future sales of digital assets. Refer to Note 10 for more details.

NOTE 23:	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The following table details balances payable to related parties:

	As of December 31,	As of December 31,
	2023	2022
Trade payables and accrued liabilities
Directors’ remuneration	112	1,522
Director and senior management incentive plan	1,567	95
	1,679	1,617

Amounts due to related parties are unsecured, non-interest bearing and payable on demand.

Transactions with related parties

During the year ended December 31, 2022, the Company made rent payments totaling approximately $273 to companies controlled by certain directors of the Company. No such payments were made for the year ended December 31, 2023. The rent payments were classified as interest included in financial expenses and principal repayment of lease liabilities. During the year ended December 31, 2022, the Company’s leases with companies controlled by directors were renewed with third parties.

In December 2022, the Company’s consulting agreements with two of its executive officers were terminated, their roles and responsibilities were reduced and termination payments totaling $1,466 were accrued and included in trade payables and accrued liabilities as at December 31, 2022 (as of December 31, 2023, balance accrued: nil). The consulting fees totaled approximately $1,466 for the year ended December 31, 2022 (for the year ended December 31, 2023: nil).

The transactions described above were incurred in the normal course of operations. These transactions are included in the consolidated statements of profit or loss and comprehensive profit or loss as follows:

	Year ended December 31,
	2023	2022
General and administrative expenses	—	(2,733)
Net financial expenses	—	(70)
	—	(2,803)

57	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 23:	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Continued)

Compensation of key management and directors

The Company considers its Directors, Chief Officers and Vice Presidents to be key management personnel. The remuneration paid to directors and other members of key management personnel, to the extent that they are not included in the consulting agreements described above are as follows:

	Year ended December 31,
	2023	2022
Short-term benefits	1,520	48
Termination payments	—	1,466
Share-based payments	9,169	19,077
	10,689	20,591

NOTE 24:	CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company’s capital management objectives are to maximize the return to its shareholders. The Company’s definition of capital includes all components of equity. Capital for the reporting period is summarized in Note 21 and in the consolidated statement of changes in equity. In order to meet its objectives, the Company monitors its capital structure and makes adjustments as required in light of changes in economic conditions and the risk characteristics of the underlying assets. These objectives will be achieved by maintaining a strong capital base so as to maintain investor confidence to sustain future development of the business, maintain a flexible capital structure that optimizes the cost of capital at acceptable risk and preserves the ability to meet financial obligations and ensuring sufficient liquidity to pursue organic growth. In order to maintain or adjust the capital structure, the Company may issue new common shares or debt.

NOTE 25:	SUBSIDIARIES

In 2023, the Company acquired Orion and two corporations in Paraguay. Refer to note 5 for more details. The Company’s significant subsidiaries as of December 31, 2023 are as follows:

Company name	Security type	Main place of business	Securities	Equity	Voting
Backbone	Common shares	CDA	100%	100%	100%
Backbone Argentina	Ordinary shares	ARG	100%	100%	100%
Backbone Paraguay	Ordinary shares	PAR	100%	100%	100%
Backbone Mining	Common shares	USA	100%	100%	100%
Orion	Common shares	CDA	100%	100%	100%
Volta	Common shares	CDA	100%	100%	100%

Substantially all of the assets, liabilities, revenues, expenses and cash flows in the consolidated financial statements are those of Backbone, Backbone Argentina, Backbone Paraguay, Backbone Mining, Orion and of Volta. Refer to Note 29 for geographic information of revenues and property, plant and equipment.

58	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 26:	NET EARNINGS (LOSS) PER SHARE

For the years ended December 31, 2023 and 2022, potentially dilutive securities have not been included in the calculation of diluted earnings (loss) per share because their effect is anti-dilutive. The additional potentially dilutive securities that would have been included in the calculation of diluted earnings per share, had their effect not been anti-dilutive for the year ended December 31, 2023, would have totaled approximately 4,964,361 (year ended December 31, 2022: 1,747,992).

NOTE 27:	SHARE-BASED PAYMENTS

The share-based payment expense related to stock options and restricted stock units (“RSU”) for employees, directors, consultants and former employees received was as follows:

	Year ended December 31,
	2023	2022
Equity-settled share-based payment plans	10,915	21,788

Options

On March 31, 2023, upon the voluntary surrender by option holders, the Company cancelled outstanding options exercisable for 10,535,000 common shares. The Company intended, but had no obligation, to the persons who formerly held the cancelled options to grant new options no less than 90 days after the cancellation date of the original options. As the options were cancelled without the concurrent grant of a replacement award, the cancellation was treated as a settlement for no consideration, and all remaining unrecognized share-based payment expense associated with the cancelled options was accelerated for an amount of $914 during the first quarter of 2023.

During the year ended December 31, 2023, the Board of Directors approved stock option grants to purchase 13,156,250 common shares in accordance with the Long-Term Incentive Plan (the “LTIP Plan”) adopted on May 18, 2021 (year ended December 31, 2022: 9,592,500 common shares). All options issued according to the LTIP Plan become exercisable when they vest and can be exercised for a maximum period of 5 years from the date of the grant.

Details of the outstanding stock options are as follows:

	Year ended December 31,
	2023		2022
	Number of Options	Weighted Average Exercise Price ($CAD)	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1,	21,804,233	3.47	12,546,733	4.86
Granted	13,156,250	2.58	9,592,500	1.68
Exercised	(3,047,346)	0.85	(70,000)	0.41
Forfeited	—	—	(205,000)	5.65
Cancelled	(10,633,750)	5.15	—	—
Expired	(340,000)	5.47	(60,000)	4.37
Outstanding, December 31,	20,939,387	2.41	21,804,233	3.47
Exercisable, December 31,	11,112,519	2.01	2,306,375	0.46

The weighted average contractual life of the stock options as of December 31, 2023 was 4.1 years (December 31, 2022: 4.0 years).

59	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 27:	SHARE-BASED PAYMENTS (Continued)

Options (Continued)

The inputs used to value the option grants using the Black-Scholes model are as follows:

Grant date	June 30, 2023	December 22, 2023
Dividend yield (%)	—	—
Expected share price volatility (%)	98%	91%
Risk-free interest rate (%)	4.49%	4.04%
Expected life of stock options (years)	3	3
Share price (CAD)	1.89	3.83
Exercise price (CAD)	1.89	3.83
Fair value of options (USD)	0.84	1.61
Vesting period (years)	1.5	1.5
Number of options granted	8,471,250	4,685,000

Restricted Share Units (“RSU”)

Details of the RSUs are as follows:

	Year ended December 31,
	2023		2022
	Number of RSUs	Weighted Average Grant Price ($CAD)	Number of RSUs	Weighted Average Grant Price ($CAD)
Outstanding, January 1,	400,000	3.73	200,000	5.01
Granted	475,000	3.83	200,000	2.45
Settled	(250,002)	3.13	—	—
Outstanding, December 31,	624,998	4.05	400,000	3.73

On December 22, 2023, the Board of Directors approved the grant of 475,000 RSUs (year ended December 31, 2022: 200,000 RSUs) to certain members of senior Management and to the Directors which vest 25% at the time of grant and an additional 25% every 6 months. The value of the RSUs on the grant date was $2.89 per unit (year ended December 31, 2022: $1.91 per unit).

NOTE 28:     ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS (Restated)

Cost of revenues

	Year ended December 31,
	2023	2022
Energy and infrastructure	(78,942)	(56,415)
Depreciation and amortization	(84,785)	(72,420)
Purchases of electrical components	(2,580)	(1,759)
Electrician salaries and payroll taxes	(1,561)	(1,316)
	(167,868)	(131,910)

60	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 28:      ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS (Continued)

General and administrative expenses

	Year ended December 31,
	2023	2022
Salaries and share-based payments	(24,105)	(30,040)
Professional services	(7,608)	(10,051)
Insurance, duties and other	(5,668)	(9,370)
Travel, motor vehicle and meals	(1,018)	(1,152)
Hosting and telecommunications	(402)	(560)
Advertising and promotion	(491)	(333)
	(39,292)	(51,506)

Net financial income (expenses)

	Year ended December 31,
	Notes	2023 (restated - Note 3e)	2022
(Loss) gain on revaluation of warrants		(42,974)	63,406
Gain on disposition of marketable securities	a	12,245	51,649
Gain on extinguishment of long-term debt and lease liabilities	b	12,835	—
Interest income		1,420	456
Loss on foreign exchange		(7,842)	(2,945)
Interest on credit facility and long-term debt		(2,688)	(12,770)
Warrant issuance costs		(2,000)	—
Provision expense on VAT receivable	c	(5,903)	(6,750)
Interest on lease liabilities		(1,391)	(1,451)
Other financial income (expenses)		(896)	(629)
		(37,194)	90,966

a.	Gain on disposition of marketable securities

During the year ended December 31, 2023 and 2022, the Company funded its expansion in Argentina through the acquisition of marketable securities and the in-kind contribution of those securities to the Company’s subsidiary in Argentina. The subsequent disposition of those marketable securities in exchange for Argentine Pesos gave rise to a gain as the amount received in ARS exceeds the amount of ARS the Company would have received from a direct foreign currency exchange.

61	Page

BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 28:      ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS (Continued)

Net financial income (expenses) (Continued)

b.	Gain on extinguishment of the BlockFi loan and Reliz lease liability

In February 2023, the Company negotiated a settlement of its loan agreement with BlockFi with a then outstanding debt balance of $20,330 for a payment of $7,750. As a result, a gain on extinguishment of long-term debt was recognized in the amount of $12,580 during the year ended December 31, 2023.

In February 2023, the Company modified its lease agreement with Reliz Ltd. in order to settle its outstanding lease liability of $373 for a payment of $118. As a result, a gain on extinguishment of lease liabilities was recognized in the amount of $255 during the year ended December 31, 2023.

c.	Provision expense on VAT receivable

Due to the political and economic uncertainties in Argentina, the Company is uncertain when, or if at all, the Argentine VAT receivable will be settled. As a result, the Company has recorded a provision to reduce the Argentine VAT receivable to nil. The provision is classified within Net financial income (expenses) during the year ended December 31, 2023. Previously, the Argentine VAT not expected to be settled within the next 12 months was classified as a long-term receivable in Note 15 with the short-term portion included in sales tax receivable in Note 8.

NOTE 29:     GEOGRAPHICAL INFORMATION

Reportable segment

The reporting segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and to assess performance. Accordingly, for Management purposes, the Company is organized into operating segments based on the products and services of its business units and has one material reportable segment, cryptocurrency Mining, which is the operation of server farms that support the validation and verification of transactions on the BTC blockchain, earning cryptocurrency for providing these services, as described in Note 1.

Revenues

Revenues* by country are as follows:

	Year ended December 31,
	2023	2022
Canada	104,434	112,106
USA	15,966	25,095
Argentina	19,050	1,455
Paraguay	6,916	3,772
	146,366	142,428

*	Revenues are presented based on the geographical contribution of computational power used for hashing calculations (measured by hashrate) or sales to external customers. During the years ended December 31, 2023 and 2022, the Company earned 97% and 98% of its revenues, respectively, from one Mining pool. The Company has the ability to switch Mining Pools or to mine independently at any time.

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BITFARMS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Restated)
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants and digital assets - audited)

NOTE 29:     GEOGRAPHICAL INFORMATION (Continued)

Property, Plant and Equipment

The net book value of property, plant and equipment by country is as follows:

	As of December 31,	As of December 31,
	2023	2022
Canada	101,454	142,654
USA	18,154	32,664
Argentina	54,657	31,927
Paraguay	11,747	12,183
	186,012	219,428

NOTE 30:      ADDITIONAL DETAILS TO THE STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2023	2022
Changes in working capital components:
(Increase) decrease in trade receivables, net	(13)	429
Decrease (increase) in other current assets	987	(4,563)
Decrease in deposits	420	188
Increase (decrease) in trade payables and accrued liabilities	(315)	94
Increase (decrease) in taxes payable	156	(126)
	1,235	(3,978)
Significant non-cash transactions:
Issuance of common shares in connection with acquisitions of assets	1,354	—
Addition of ROU assets, property, plant and equipment and related lease liabilities	1,553	11,354
Purchase of property, plant and equipment financed by short-term credit	1,365	1,601
Equipment prepayments realized as additions to property, plant and equipment	7,372	54,135
Deferred tax expense related to equity issuance costs	—	(3,895)

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